                                                     Filed pursuant to 424(B)(4)
                                                      Registration No. 333-34418
Prospectus
Issued May 19, 2000

                                2,025,000 Shares

             [GASONICS INTERNATIONAL CORPORATION LOGO APPEARS HERE]

                                  Common Stock

                               ----------------

   GaSonics International Corporation is offering 1,700,000 shares of common stock and the selling stockholders are offering 325,000 shares of common stock in a firmly underwritten offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

                               ----------------

   Our common stock is traded on the Nasdaq National Market under the symbol "GSNX." The last reported sale price of our common stock on the Nasdaq National Market on May 18, 2000 was $25.00 per share.

                               ----------------

   Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7.

                               ----------------

                                                          Per Share    Total
                                                          --------- -----------
Offering Price...........................................  $24.88   $50,371,875
Discounts and Commissions to Underwriters................  $ 1.31   $ 2,644,523
Offering Proceeds to GaSonics............................  $23.57   $40,067,406
Offering Proceeds to the Selling Stockholders............  $23.57   $ 7,659,945

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   We have granted the underwriters the right to purchase up to an additional 303,750 shares from us to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to deliver the shares of common stock to investors on May 24, 2000.

Banc of America Securities LLC

                               CIBC World Markets

                                                              Robertson Stephens

                               ----------------

                  The date of this prospectus is May 19, 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  17
Use of Proceeds..........................................................  17
Price Range of Our Common Stock..........................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  38
Principal and Selling Stockholders.......................................  40
Underwriting.............................................................  42
Legal Matters............................................................  44
Experts..................................................................  44
Where You Can Find More Information......................................  44
Index to Consolidated Financial Statements............................... F-1

   You should rely only upon the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

   Information contained in our web site does not constitute part of this prospectus.

   GaSonics(R) is our registered trademark. Integrated Clean, Performance Enhancement Platform and Iridia are our trademarks. This prospectus also includes trademarks of other companies.

                               PROSPECTUS SUMMARY

   This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, especially the risks of investing in our common stock discussed under the caption "Risk Factors" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The terms "we," "us," "our" and "GaSonics" mean GaSonics International Corporation and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                       GaSonics International Corporation

   We are a leading developer and global supplier of photoresist removal and Integrated Clean solutions used in advanced semiconductor device manufacturing. Our versatile Integrated Clean solutions, which combine photoresist removal and residue removal technologies within a single platform, allow our customers to integrate manufacturing process steps, increasing their yields and throughput. We also provide low pressure chemical vapor deposition, or LPCVD, systems for the flat panel display, or FPD, industry. We market and sell our products to leading semiconductor device and FPD manufacturers worldwide, including 15 of the top 20 semiconductor device manufacturers.

   Growth in the communications industry, particularly in the Internet and mobile electronic device markets, as well as in the traditional markets for semiconductors, such as computers, automobiles and other consumer and industrial products, has driven an increase in the demand for semiconductors, and consequently semiconductor capital equipment. According to Dataquest, the semiconductor industry is expected to grow at an annual rate of 22.5%, from $168.7 billion in 1999 to $253.3 billion in 2001. Dataquest also estimates that the semiconductor capital equipment market is expected to grow at an annual rate of 39.6%, from $17.5 billion in 1999 to $34.0 billion in 2001.

   The manufacturing of semiconductor devices requires a large number of complex and repetitive processing steps to layer different materials and imprint various features on a single wafer. Photoresist removal and residue removal are used to clean the wafer between these processing steps. As semiconductor devices are becoming more advanced, there are a number of trends increasing the demand for complex photoresist removal and residue removal solutions, which include the following:

  . manufacturing these advanced semiconductor devices requires an increasing number of photolithographic masking layers and corresponding photoresist removal and residue removal steps;

  . line geometries, or feature sizes, of semiconductor devices continue to decrease, increasing the complexity and difficulty of photoresist removal and residue removal; and

  . new processes and materials, including dual damascene, copper and low-k dielectrics, are complicating preparation of the wafer surface and therefore complicating photoresist removal and residue removal for subsequent masking steps.

As a result, we believe the market for cleaning solutions will grow more rapidly than the semiconductor industry and the semiconductor capital equipment industry.

   Our photoresist removal systems use our innovative microwave downstream plasma technology, which is designed to increase yields in the manufacturing of semiconductor devices. This technology offers our customers significant advantages over traditional techniques by reducing the damage that typically occurs to the wafer in the photoresist removal processes, thus increasing yields and reducing cost of ownership. Moreover, our technologically advanced systems offer a high degree of flexibility, reliability and serviceability.

   Our Integrated Clean systems use our microwave downstream plasma technology in concert with directional RF plasma technology to remove photoresist and more difficult to remove residues. These systems allow our customers to achieve greater fab efficiency and reduced costs by simplifying process flows. In addition, these systems provide industry leading technology for the complex cleaning requirements associated with smaller feature sizes as well as new processes and materials, such as dual damascene, copper and low-k dielectrics. To further address these new requirements, we have recently entered into joint development agreements with a number of customers and semiconductor equipment manufacturers, such as our recently announced participation in the Damascus Alliance.

   Our objective is to be the leading supplier of photoresist removal and Integrated Clean solutions for the advanced semiconductor manufacturing industry. Key elements of our strategy include:

  . expanding leadership in Integrated Clean solutions;

  . providing versatile processing systems;

  . extending technological expertise;

  . enhancing strategic customer relationships; and

  . further penetrating the Pacific Rim market.

   Our global infrastructure, developed over our 29-year history in the semiconductor capital equipment industry, includes sales, service and applications personnel, as well as spare part depots, in all of the major semiconductor producing regions in the world.

                            Recent Operating Results

   For the second fiscal quarter ended March 31, 2000, total net sales were $33.7 million and net income was $3.6 million. As a result, net sales increased 31.6% when compared to the prior quarter and 155.0% when compared to the same quarter last fiscal year. Increased demand across most geographies and product lines, including our Integrated Clean Systems, was the principal reason for the net sales increase. Net income increased $2.3 million versus the prior quarter and $9.6 million versus the same quarter last fiscal year.

   Total net sales to our customers in North America, Europe, Asia Pacific and Japan, accounted for approximately 48%, 16%, 27% and 9%, respectively, of total net sales for the second fiscal quarter ended March 31, 2000. These percentages compare to approximately 62%, 22%, 13% and 3%, respectively, of total net sales for these regions for the prior quarter.

   Both gross margin and operating income improved as well. Gross margin for the quarter, at 44.3%, was up slightly from the prior quarter, and up from 34.5% for the same quarter last fiscal year. Operating income improved to $3.5 million for the quarter, increasing $2.5 million versus the prior quarter and $9.7 million from the same quarter last fiscal year.

                                 Recent Events

   We have filed a proxy statement with the SEC in connection with a special meeting of stockholders to be held on July 17, 2000 at which the stockholders are being asked to approve an amendment to our certificate of incorporation to increase the authorized shares of common stock from 20,000,000 to 60,000,000 shares.

                             Additional Information

   Our principal executive offices are located at 2730 Junction Avenue, San Jose, California 95134. Our telephone number is (408) 570-7000.

                                  The Offering

Common stock offered by GaSonics..........  1,700,000 shares

Common stock offered by the selling
stockholders..............................   325,000 shares

Common stock to be outstanding after the
offering.................................. 16,379,907 shares

Use of proceeds...........................  We will use the net proceeds from the offering for working capital
                                            and general corporate purposes. We
                                            may use a portion of the net
                                            proceeds to acquire complementary
                                            assets, technologies and
                                            businesses.

Nasdaq National Market symbol.............  "GSNX"
--------
   The number of shares of our common stock outstanding after the offering is based upon 14,679,907 shares of common stock outstanding as of February 29, 2000 and does not include the following:

  . 1,951,137 shares of common stock subject to outstanding options as of February 29, 2000 at a weighted average exercise price of $9.73 per share;

  . 738,896 additional shares reserved for future issuance under our 1994
    Stock Option Plan; and

  . 219,740 additional shares reserved for future issuance under our 1994
    Employee Stock Purchase Plan.


   In no event, however, shall our total number of outstanding shares of common stock plus our total number of shares of common stock subject to outstanding options exceed our total number of authorized shares of common stock.

                      Summary Consolidated Financial Data

   The following table presents our summary consolidated financial data as of and for the periods indicated. The summary consolidated balance sheet data as of December 31, 1999 is presented on an actual basis and as adjusted to reflect the sale of 1,700,000 shares of common stock offered by us in this offering at a public offering price of $24.88 per share and after deducting the underwriting discounts and commissions and estimated offering expenses and giving effect to the application of the net proceeds.

                                                                         Three Months
                                                                        Ended December
                               Fiscal Years Ended September 30,               31,
                         ---------------------------------------------  ----------------
                           1995     1996     1997     1998      1999     1998     1999
                         -------- -------- -------- --------  --------  -------  -------
                                    (In thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net sales............... $102,047 $127,043 $121,256 $100,430  $ 64,279  $10,022  $25,603
Gross margin............   57,930   62,626   53,964   41,304    24,385    2,152   11,310
Operating income
 (loss).................   19,942   12,370    2,780   (9,597)  (15,357)  (7,194)   1,029
Net income (loss).......   16,126    8,930    3,007   (5,713)  (14,082)  (6,879)   1,338
Net income (loss) per
 share:
  Basic................. $   1.26 $   0.67 $   0.22 $  (0.41) $  (0.98) $ (0.49) $  0.09
  Diluted............... $   1.23 $   0.65 $   0.21 $  (0.41) $  (0.98) $ (0.49) $  0.09
Shares used in the
 computation of net
 income (loss) per
 share:
  Basic.................   12,798   13,328   13,635   14,039    14,316   14,172   14,659
  Diluted...............   13,111   13,738   14,209   14,039    14,316   14,172   15,258

                                                       As of December 31, 1999
                                                       ------------------------
                                                         Actual    As Adjusted
                                                       ----------- ------------
                                                            (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and marketable securities... $    27,456 $     66,848
Working capital.......................................      52,715       92,107
Total assets..........................................      87,079      126,471
Total stockholders' equity............................      64,083      103,475

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be harmed by any of these risks. In addition, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this prospectus.

                         Risks Related to Our Business

Our operating results could fluctuate, which may cause our stock price to decline.

   Our operating results have fluctuated significantly in the past, and we expect that results will continue to fluctuate significantly in the future for a number of reasons, including:

  . the cyclicality of the semiconductor industry;

  . changes in pricing by us, competitors, customers or suppliers;

  . inventory obsolescence;

  . accounts receivable write-offs;

  . product mix;

  . the timing of new product announcements and releases by us or our competitors;

  . delays, cancellations or rescheduling of customer orders;

  . our ability to produce systems in volume and meet customer requirements;

  . the ability of any customer to finance purchases of our equipment;

  . procedures and controls;

  . changes in overhead absorption levels due to changes in the number of systems manufactured; and

  . lengthy sales cycles.

   Fluctuations in our operating results may adversely impact our stock price. Furthermore, if these factors are not adequately addressed, they may harm our business.

Cyclicality in the semiconductor device industry could harm our operating results.

   Our operating results have varied, and may vary in the future, due to the cyclical nature of the semiconductor device industry. Downturns in the semiconductor device industry will likely lead to proportionately greater downturns in our revenues. Our business depends upon the capital expenditures of semiconductor device manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor device industry is cyclical and has historically experienced periodic downturns, which have often resulted in substantial decreases in demand for semiconductor capital equipment, including photoresist removal and residue removal equipment. There is typically a six to twelve month lag between a change in the economic condition of the semiconductor device industry and the resulting change in the level of capital expenditures by semiconductor device manufacturers. In most cases, the resulting decrease in capital expenditures has been more pronounced than the precipitating downturn in semiconductor device industry revenues. The semiconductor device industry experienced downturns in 1998 and 1996, during which industry revenues declined by an estimated 8.4% and 8.6% as reported by World Semiconductor Trade Statistics, Inc. During these periods, we experienced significant cancellations and delays of new orders and rescheduling of existing orders, which harmed our financial results.

   The semiconductor device industry may experience severe and prolonged downturns in the future. Future downturns in the semiconductor device industry, or any failure of that industry to fully recover from its recent downturn, will seriously harm our business, financial condition and results of operations.

Our quarterly results may fluctuate, which may harm our business.

   In the past, we have experienced fluctuations in our quarterly results and fluctuations may continue in the future. Specifically, our quarterly net sales and operating results have in the past, and will in the future, depend upon obtaining orders and shipping systems in the same quarter. Backlog at the beginning of a quarter typically does not include all orders required to achieve our sales objectives for that quarter. In addition, orders in backlog are subject to cancellations or reschedulings by customers with limited or no penalties. We cannot forecast the timing of these occurrences or their impact on our sales and operating results. We have experienced and will continue to experience cancellations and rescheduling of orders. Consequently, backlog at any particular date is not necessarily representative of actual sales expected for the succeeding period. Our business for a particular quarter may also be harmed if an anticipated order is not received in time to permit shipment during the same quarter.

   Moreover, our quarterly results fluctuate because a substantial portion of our revenues is derived from the sale of our systems, which typically range in price from approximately $150,000 to $2.0 million or more. As a result, operating results for a particular quarter could be significantly impacted by the timing of a single transaction.

   Furthermore, significant investments in research and development, capital equipment and customer service and support capability worldwide have resulted in significant fixed costs, which we have not been and will not be able to reduce rapidly if sales goals for a particular period are not met. As a result, a delay in generating or recognizing revenue for any reason could cause significant variations in our operating results from quarter to quarter and could result in greater than expected operating losses. Also, because we manufacture our systems according to forecast, a reduction in customer orders or backlog could lead to excess inventory and possible inventory obsolescence, increasing costs and reducing margins that could harm our business, financial condition and results of operations.

Our gross margins may fluctuate, which may harm our business.

   Historically, our gross margins have varied significantly, and we expect that our gross margins will continue to vary based on a variety of factors, including:

  . sales mix and average selling prices of our systems;

  . price-based competition;

  . mix of revenues, including spare parts, service and support revenues;

  . costs associated with new product introductions and enhancements;

  . configuration and installation costs;

  . delays, cancellations or rescheduling of customer orders;

  . underabsorption of manufacturing overhead and field service and support infrastructure; and

  . start-up inefficiencies associated with new products.

   If the factors causing fluctuations are not adequately addressed, they may harm our business and adversely impact our stock price.

If we do not continually improve our systems in response to rapid technological changes, we would encounter a decline in sales or a loss of market acceptance.

   The semiconductor manufacturing industry is characterized by rapid technological change resulting in new product introductions and enhancements. Failure to keep pace with technological developments in the semiconductor manufacturing industry, to translate technological development into systems and products on a timely and cost-effective basis, or to develop a sufficient volume of manufacturing for new products would significantly harm our business. Furthermore, new product introductions or enhancements and new technologies developed by our competitors could result in a decline in our sales and loss of market acceptance of our existing products.

   Our success in developing, introducing and selling new and enhanced systems depends upon a variety of factors, including:

  . product selection relative to the technological and commercial needs of the industry;

  . timely and efficient completion of product design and development;

  . timely and efficient execution of the manufacturing and assembly processes;

  . effective sales and marketing; and

  . product performance and reliability in the field.

   Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both the future demand for the type of semiconductor devices under development by leading semiconductor device manufacturers and the equipment required to produce semiconductor devices. We may not be successful in selecting, developing, manufacturing and marketing new products or enhancing our existing products. If we are unable to offer these products in a competitive manner, our business will be harmed.

   Additionally, our future performance depends, in part, on the successful commercialization of our low pressure chemical vapor deposition, or LPCVD, systems and 300mm systems. However, these products may not lead to significant revenues or enhance our profitability.

A limited number of our customers account for a significant portion of our net sales, and the loss of, or reduction in orders from, a major customer could harm our business.

   We sell a significant proportion of our systems to a limited number of customers. Sales to our ten largest customers accounted for approximately 69% of our net sales in fiscal 1999, 64% in fiscal 1998 and 66% in fiscal 1997. In fiscal 1999, Intel accounted for greater than 10% of net sales. In fiscal 1998, Intel and Motorola each accounted for more than 10% of net sales. In fiscal 1997, Samsung, Promos Technologies and Intel each accounted for more than 10% of net sales. We expect that a high percentage of our net sales will continue to come from a limited number of customers.

   We have no long-term purchase agreements with our customers. If we lose a significant customer, our sales could decline and our business will be harmed. In addition, if sales to some customers decrease or those customers complete or delay purchasing requirements for new or expanded fabrication facilities, our business could be harmed. For example, Intel has recently announced a decision to diversify its supplier base and may decrease its purchases from us in the future.

Our long and variable sales cycle depends on many factors outside of our control and could cause us to expend significant time and resources prior to earning associated revenues.

   Sales of our systems depend, in part, upon the decision of prospective customers to increase manufacturing capacity by expanding existing manufacturing facilities or building new facilities. Because facilitization of these plants requires significant capital commitment, equipment qualification and equipment installation, we often experience delays in finalizing these sales following initial system qualification. Due to these and other factors, our systems typically have a lengthy and variable sales cycle during which we may expend substantial funds and management effort to secure final sale and installation of our products.

   The length of the sales cycle may increase if customers centralize purchasing decisions or if they delay purchase decisions in periods of industry downturns. The lengthy sales cycles may also intensify the evaluation process, which may increase sales and marketing expenditures, exposing us to risks, including obsolescence, fluctuations and the resulting difficulties in forecasting operating results.

The complexity of our systems may result in a significant delay between the initial introduction of our systems and the commencement of volume production.

   The large number of components in, and the complexity of, our systems can lead to significant delays between the initial introduction of our systems and the commencement of volume production. As is typical in the semiconductor capital equipment market, we experience occasional delays in the introduction of some of our systems and enhancements, and we may continue to experience delays in the future. We have experienced and will continue to experience technical, quality and manufacturing difficulties with some of our systems and enhancements. Any delay in the introduction of our systems could cause us to lose revenue, incur substantial expenses and harm our reputation. In addition, if new products have reliability or quality problems, our operating results will be harmed because of additional expenses, such as service and warranty expenses.

Our operations are characterized by the need for continued investment in research and development and, as a result, our ability to reduce costs is limited.

   Our operations are characterized by the need for continued investment in research and development. If our revenues are below expectations, our operating results could be harmed because our ability to reduce these costs while remaining competitive is limited. In addition, because of our emphasis on research and development and technological innovation, there can be no assurance that our operating costs will not increase in the future. We expect the level of research and development expenses to increase in the near future in absolute dollar terms.

The semiconductor capital equipment industry is intensely competitive, which could impair sales of our products and harm our revenues and results of operations.

   We operate in the highly competitive semiconductor capital equipment industry and face competition from a number of companies, including Eaton Corporation, Mattson Technology, Plasma Systems and ULVAC, some of which have greater financial, engineering, manufacturing, marketing and customer support resources and broader product offerings than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products, which could impair sales of our products. Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors, particularly during the recent downturn in the semiconductor device and semiconductor capital equipment industries. These transactions by our competitors and potential competitors may provide them with a competitive advantage over us by enabling them to rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. Many of our customers and potential customers in the semiconductor device manufacturing industry are large companies that require global support and service for their semiconductor capital equipment. While we believe that our global support and service infrastructure is sufficient to meet the needs of our current customers, future or existing competitors may have more extensive infrastructures than we do, or better infrastructures in particular geographic regions, which could place us at a disadvantage when competing for the business of global semiconductor device manufacturers.

   In addition, because we rely on sales of our dry chemistry processing equipment, we may be at a disadvantage to some competitors that offer more diversified product lines. We believe that we will continue to face competition from current and new suppliers employing other technologies, such as wet chemistry, traditional dry chemistry and other techniques, as those competitors attempt to extend the capabilities of their existing products.

   Furthermore, many of our competitors invest heavily in the development of new systems that will compete directly with ours. We expect our competitors in each product area to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. Our systems may not be able compete successfully with those of our competitors. Increased competitive pressure has led and may continue to lead to reduced demand and lower prices for some of our products, which could harm our business.

   Competitors of our LCD division in Japan include Japan-based companies and Japan-based joint ventures who manufacture alternative technologies and are well established in Japan. At any time they could enter our markets with improved technologies or with systems that directly compete with our LCD division.

Our future depends on our ability to further penetrate the Asia/Pacific market, which consists of Japan, Korea, Singapore and Taiwan.

   In 1999, the Asia/Pacific market represented 26% of our revenue while the Asia/Pacific market represents 57% of the worldwide semiconductor capital equipment industry. Some of our competitors have products that are targeted to address the need for low-cost, high-throughput equipment found in Taiwan foundries. Some of our competitors also have well entrenched positions in these markets as a result of long personal relationships, robust infrastructures and experienced management teams. We may not be able to displace our entrenched competitors. As a result, our market share and overall global competitive position may be harmed, and the future growth of our business may be limited. Our efforts to further penetrate these increasingly important Pacific Rim markets may not be successful.

We are dependent on international sales and subject to the risks of international business.

   International sales accounted for 46% of our total net sales in fiscal 1999, 45% in fiscal 1998 and 55% in fiscal 1997. As a result of our expanded international operations, we anticipate that international sales will continue to account for a significant portion of our total net sales in the foreseeable future. These international sales will continue to be subject to a number of risks, including:

  . unexpected changes in regulatory requirements;

  . difficulty in satisfying existing regulatory requirements;

  . exchange rates;

  . foreign currency fluctuations;

  . tariffs and other barriers;

  . political and economic instability;

  . potentially adverse tax consequences;

  . outbreaks of hostilities;

  . difficulties in accounts receivable collection;

  . longer collection cycles;

  . difficulties in managing distributors or representatives; and

  . difficulties in staffing and managing foreign subsidiary and branch operations.

   We are also subject to the risks associated with the imposition of domestic and foreign legislation and regulations relating to the import or export of semiconductor equipment. We cannot predict if the import or export of our products will be subject to tariffs, quotas, duties, taxes or other charges or restrictions imposed by the United States or any other country in the future.

   In addition, Taiwan accounts for a growing portion of the world's semiconductor manufacturing. There are currently strained relations between China and Taiwan. Any adverse development in those relations could significantly impact the worldwide production of semiconductors, which would lead to reduced sales of our products and harm our operating results.

We are highly dependent on our key personnel and they may be difficult to replace.

   Our success depends to a large extent upon the efforts and abilities of our key managerial and technical employees. The loss of key employees could limit our ability to develop new products and adapt existing products to our customers' evolving requirements and result in lost sales and diversion of management resources. We have no employment agreements preventing our officers or key employees from joining our competitors or competing with us. Furthermore, much of our competitive advantage and intellectual property is based on the expertise, experience and know-how of our key personnel regarding our technologies, systems and products. If we are unable to retain our key personnel, or if any of our key personnel join a competitor or otherwise compete with us, our business and operating results could be harmed.

Our future performance depends on our ability to attract key personnel.

   Our growth depends in part on our ability to attract and retain qualified management, engineering, financial and accounting, technical, marketing and sales and support personnel for our operations. Competition for personnel is intense, particularly in Northern California where we are based. We may not be successful in attracting or retaining personnel, which could harm our business.

If we are found to infringe intellectual property rights of others, our business may be harmed.

   As is typical in the semiconductor industry, we occasionally receive notices from third parties alleging infringement claims. Although we have no significant claims or lawsuits regarding any possible infringement claims currently filed against us, there can be no assurance that infringement claims by third parties, or claims for indemnification by our customers resulting from infringement claims, will not be asserted against us in the future. These assertions, whether or not proven to be true, could harm our business.

   If any claims are asserted against us, we may seek to obtain a license under the third party's intellectual property rights. However, whether such a license would be available to us at all, or on terms acceptable to us, is unclear. Any license would likely increase our expenses. We could also decide to resort to litigation to challenge claims or enforce our intellectual property rights. Litigation against us, even if unsuccessful, could be very expensive and time consuming and could harm our business.

If we fail to adequately protect our intellectual property rights, our business may be harmed.

   We attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures. However, there can be no assurance that we will be able to protect our technology adequately or that competitors will not independently develop similar technology. Nor can we be sure that any of our pending patent applications will be issued or that foreign intellectual property laws will protect our intellectual property rights. Our issued patents could be challenged, invalidated or circumvented and the rights granted may not provide us with competitive advantages. Furthermore, we cannot be certain that others will not independently develop similar products, duplicate our products or design around our patents or patent applications.

If we engage in acquisitions, we will incur a variety of expenses, and we may not be able to realize the anticipated benefits.

   In the future, we may pursue acquisitions of additional product lines, technologies or businesses. We may have to issue debt or equity securities to pay for future acquisitions, which could be dilutive, and in the case of debt would have to be repaid, and could harm our business. In addition, we have limited experience in the acquisition process. Acquisitions involve a number of risks, including:

  . difficulties in and costs associated with the assimilation of the operations, technologies, personnel and products of the acquired companies;

  . assumption of known or unknown liabilities or other unanticipated events or circumstances;

  . diversion of management's attention;

  . risks of entering markets in which we have limited or no experience; and

  . potential loss of key employees.

   From time to time, we have engaged in preliminary discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. However, there are currently no commitments or agreements with respect to any acquisitions.

We produce a majority of our products at a single facility and any disruption in the operations of that facility could harm our business.

   We produce most of our products in our manufacturing facility located in San Jose, California. Our manufacturing processes are highly complex and require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to this facility as a result of an earthquake, fire or any other reason, could harm our business, financial condition or results of operations. Furthermore, San Jose is located on a primary fault line. We currently do not have a disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for losses that may occur.

We depend on a limited number of suppliers for products, and the loss of any supplier may harm our business.

   We purchase a number of components and subassemblies necessary for manufacturing our systems from a limited number of suppliers and in some instances a sole supplier. Specifically, we rely on a limited number of suppliers for robotics, microwave power supplies and platens, and on single sources for magnetrons and microwave applicators used in our products. Our LCD division in Japan is heavily dependent on a single supplier for quartz fabrication used in its LPCVD systems.

   We are exploring alternative sources for these critical materials. In addition, we have been establishing longer term contracts with some of these suppliers to mitigate the potential risks of shortages, lack of control over pricing and delays in delivery of components and subassemblies. However, we are also increasingly relying on outside vendors to manufacture components and subassemblies.

   Our reliance on sole or a limited number of suppliers and our increasing reliance on subcontractors involve several risks, including shortages, lack of control over pricing and delays in delivery of components and subassemblies. Because our manufacturing process is typically a complex process and requires long lead times, there may be delays or shortages caused by suppliers in the future. Some of our suppliers may have relatively limited financial and other resources, which could impact their ability to deliver products in a timely manner. Inadequate deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture necessary components internally could significantly delay shipments, which could damage relationships with current and prospective customers and harm our business.

A new accounting pronouncement may cause our operating results to fluctuate.

   In December 1999, the SEC staff released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." As a result of this pronouncement, companies will be required to recognize revenue only when they substantially complete the applicable sales agreements, which will typically occur upon customer acceptance. This pronouncement particularly impacts the semiconductor manufacturing industry and the semiconductor capital equipment industry. Historically, the industry has recognized revenue upon shipment, and we have consistently applied this revenue recognition policy. In compliance with this pronouncement, we will adopt the accounting change in revenue recognition in the first fiscal quarter of 2001, which we expect to have a significant effect on our operating results in the first quarter. Furthermore, adoption of this pronouncement will impact the comparability of our financial statements from period to period, relationships with customers and internal procedures and controls.

If we cannot successfully expand our operations and management systems, we may not be able to grow or maintain our business.

   Sales growth and expansion in the scope of our operations in the past placed a considerable strain on our operations and management systems. To effectively deal with changes brought on by the cyclical nature of the industry, we may be required to initiate an extensive reevaluation of our operating and financial systems, procedures and controls. We will continue to upgrade and implement new management systems as required. If we do not succeed in these efforts, we may not be able to grow or maintain our business, and our business may be harmed.

Our officers, directors and related family members can control the outcome of matters requiring stockholder approval.

   As of February 29, 2000, our officers, directors and members of their families who may be deemed affiliates of such persons, beneficially owned approximately 20.2% of our outstanding shares of common stock. Accordingly, these stockholders will be able to significantly influence the election of our directors and the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions, regardless of how our other stockholders may vote. Such a high level of ownership by these persons or entities could have a significant effect in delaying, deferring or preventing a change in control and may impact the voting power and other rights of other holders of common stock.

Anti-takeover provisions contained in our charter documents and under Delaware law could delay, impair or prevent a change in control.

   Provisions of our Certificate of Incorporation, 1994 Stock Option/Stock Issuance Plan, Bylaws and Delaware law may discourage transactions involving a change in control. Our Certificate of Incorporation and Bylaws contain provisions that limit liability and provide indemnification of our directors and officers and provide that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in the control or management of us. In addition, the ability of our board of directors to issue preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a change in control.

   The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it more difficult for our company to be acquired without the consent of our board of directors and management. We are also subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under various circumstances, publicly-held Delaware corporations from engaging in business combinations with interested stockholders for a specified period of time without the approval of the holders of substantially all of its outstanding voting stock. These provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if these events could be beneficial, in the short-term, to the interests of the stockholders. In addition, these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Our failure to comply with current or future environmental regulations could harm our business.

   We are subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. We believe that we are currently in compliance, in all material respects, with these regulations and that we have obtained all necessary environmental permits to conduct our business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on us, suspension of production, alteration of our manufacturing process or cessation of operations. These regulations could require us to acquire expensive remediation equipment or to incur substantial expenses to comply with environmental regulations. Our failure to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject us to significant liabilities and could harm our business.

                         Risks Related to this Offering

A variety of factors may cause the price of our stock to be volatile.

   Our stock price may fluctuate due to a variety of factors, including:

  . announcements of developments related to our business;

  . fluctuations in our operating results;

  . sales of our common stock into the marketplace;

  . failure to meet or changes in analysts' expectations;

  . general conditions in the semiconductor industry or the worldwide economy;

  . announcements of technological innovations, new products or product enhancements by us or by our competitors;

  . developments in patents or other intellectual property rights or any litigation relating to these rights;

  . developments in our relationships with our customers and suppliers;

  . natural disasters; and

  . outbreaks of hostilities.

   In recent years, our stock, the stock market in general and the market for shares of small capitalization stocks have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Moreover, in recent years the stock prices of many companies in the semiconductor capital equipment business, including ours, have declined substantially due to the worldwide semiconductor downturn. There can be no assurance that the market price of our common stock will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

   In the past, securities class action litigation has often been instituted against a company following periods of volatility in the company's stock price. This type of litigation, if filed against us, could result in substantial costs or declines in the price of our common stock and divert our management's attention and resources.

We will retain broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

   We currently have no specific plans for a significant portion of our net proceeds from this offering. Consequently, our management has discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. Management's allocation of the proceeds of this offering may not benefit our business and the investment of the proceeds may not yield a favorable return.

Investors in this offering could suffer immediate and substantial dilution.

   Investors purchasing shares in the offering could incur immediate and substantial dilution in net tangible book value per share. To the extent outstanding options to purchase common stock are exercised, there could be further dilution.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that address, among other things: our strategy; the anticipated development of our solutions and products; our anticipated use of proceeds; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion in international markets; market acceptance of our solutions and products; and our technological advancement. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus.

   We use words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate" and variations of these words and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the result of any revision to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

   Market data and forecasts used in this prospectus, including, for example, estimates of growth in the semiconductor and the semiconductor capital equipment industries, have been obtained from independent industry sources. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties accompanying any estimates of future market size.

                                USE OF PROCEEDS

   The net proceeds from the sale of the 1,700,000 shares of common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $39.4 million ($46.6 million if the underwriters' over-allotment option is exercised in full).

   We expect to use these net proceeds for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary assets, technologies and businesses. We currently have no commitments or agreements with respect to any acquisitions. Pending use of the net proceeds, we plan to invest the net proceeds in short-term investment grade securities. We will have broad discretion as to the allocation and use of the net proceeds that we will receive.

                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "GSNX." The following table presents, for the periods indicated, the intraday high and low sales prices for our common stock as reported by the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
Year ended September 30, 1998
  First Quarter.................................................. $22.81 $ 8.75
  Second Quarter................................................. $14.88 $ 9.75
  Third Quarter.................................................. $12.63 $ 6.94
  Fourth Quarter................................................. $ 8.13 $ 3.44
Year ended September 30, 1999
  First Quarter.................................................. $ 9.50 $ 3.56
  Second Quarter................................................. $13.75 $ 7.88
  Third Quarter.................................................. $15.06 $10.88
  Fourth Quarter................................................. $17.56 $13.00
Year ended September 30, 2000
  First Quarter.................................................. $19.75 $14.19
  Second Quarter................................................. $46.88 $17.88
  Third Quarter through May 18, 2000............................. $39.44 $23.38

   On May 18, 2000, the last reported sale price for our common stock as reported by the Nasdaq National Market was $25.00 per share. As of February 29, 2000, there were 14,679,907 shares of our common stock outstanding, held by 111 stockholders of record.

                                DIVIDEND POLICY

   We have not paid any dividends since our inception. We currently intend to retain any earnings for use in developing and growing our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our bank line of credit with Union Bank of California permits stock dividends but prohibits cash dividends. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by our board of directors.

                                 CAPITALIZATION

   The following table presents our capitalization as of December 31, 1999 on an actual basis and as adjusted to reflect the sale of the 1,700,000 shares of common stock we are offering at a public offering price of $24.88 per share and after deducting the underwriting discounts and commissions and estimated offering expenses and giving effect to the application of the net proceeds. This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                   As of December 31, 1999
                                                   ---------------------------
                                                    Actual       As Adjusted
                                                   -----------  --------------
                                                       (In thousands)
Stockholders' equity:
Preferred stock, $0.001 par value; 2,000,000
 shares authorized; no shares issued and
 outstanding actual and as adjusted............... $        --   $         --
Common stock, $0.001 par value; 20,000,000 shares
 authorized; 14,513,082 shares issued and
 outstanding actual; 16,213,082 shares issued and
 outstanding as adjusted..........................          15             16
Additional paid-in capital........................      41,795         81,186
Treasury stock, at cost...........................      (2,639)        (2,639)
Subscription receivable...........................         (27)           (27)
Unrealized loss on investment.....................         (50)           (50)
Retained earnings.................................      24,989         24,989
                                                   -----------   ------------
  Total stockholders' equity...................... $    64,083   $    103,475
                                                   ===========   ============

   The number of shares of our common stock outstanding after the offering is based upon 14,513,082 shares of common stock outstanding as of December 31, 1999 and does not include:

  . 2,050,216 shares of common stock subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $8.68 per share;

  . 824,636 additional shares reserved for future issuance under our 1994
    Stock Option Plan; and

  . 219,740 additional shares reserved for future issuance under our 1994
    Employee Stock Purchase Plan.

   In no event, however, shall our total number of outstanding shares of common stock plus our total number of shares subject to outstanding options exceed our total number of authorized shares of common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following table presents selected consolidated financial data as of and for the periods indicated. The consolidated statement of operations data and other data for each of the fiscal years in the three-year period ended September 30, 1999 and the consolidated balance sheet data as of September 30, 1998 and 1999 were derived from our consolidated financial statements audited by Arthur Andersen LLP included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 1995 and 1996 and the consolidated balance sheet data as of September 30, 1995, 1996 and 1997 were derived from our consolidated financial statements audited by Arthur Andersen LLP not included in this prospectus. The consolidated statement of operations data for the three month periods ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1999 are derived from unaudited interim consolidated financial statements included in this prospectus. The unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the data. You should read this information together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and condensed consolidated financial statements, including the related notes, included elsewhere in this prospectus.

                                                                            Three Months
                                Fiscal Years Ended September 30,         Ended December 31,
                          ---------------------------------------------  --------------------
                            1995     1996     1997     1998      1999      1998       1999
                          -------- -------- -------- --------  --------  ---------  ---------
                                       (In thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net sales...............  $102,047 $127,043 $121,256 $100,430  $ 64,279  $  10,022  $  25,603
Cost of sales...........    44,117   64,417   67,292   59,126    39,894      7,870     14,293
                          -------- -------- -------- --------  --------  ---------  ---------
Gross margin............    57,930   62,626   53,964   41,304    24,385      2,152     11,310
Operating expenses:
  Research and
   development..........    12,346   18,006   17,410   20,493    17,696      3,636      4,366
  Selling, general and
   administrative.......    25,067   32,250   29,257   28,727    21,639      5,303      5,915
  Special charges.......       575      --     4,517    1,681       407        407        --
                          -------- -------- -------- --------  --------  ---------  ---------
   Total operating
    expenses............    37,988   50,256   51,184   50,901    39,742      9,346     10,281
Operating income
 (loss).................    19,942   12,370    2,780   (9,597)  (15,357)    (7,194)     1,029
Interest and other
 income, net............     1,025    1,225      631    1,070     1,275        315        309
Gain on sale of
 investment.............     4,700      143    1,215      --        --         --         --
                          -------- -------- -------- --------  --------  ---------  ---------
Income (loss) before
 income tax provision
 (benefit)..............    25,727   13,738    4,626   (8,527)  (14,082)    (6,879)     1,338
Income tax provisions
 (benefit)..............     9,601    4,808    1,619    2,814       --         --         --
                          -------- -------- -------- --------  --------  ---------  ---------
Net income (loss).......  $ 16,126 $  8,930 $  3,007 $ (5,713) $(14,082) $  (6,879) $   1,338
                          ======== ======== ======== ========  ========  =========  =========
Net income (loss) per
 share:
  Basic.................  $   1.26 $   0.67 $   0.22 $  (0.41) $  (0.98) $   (0.49) $    0.09
  Diluted...............  $   1.23 $   0.65 $   0.21 $  (0.41) $  (0.98) $   (0.49) $    0.09
Number of shares used in
 computing net income
 (loss) per share
 amounts:
  Basic.................    12,798   13,328   13,635   14,039    14,316     14,172     14,659
  Diluted...............    13,111   13,738   14,209   14,039    14,316     14,172     15,258

                                          As of                         As of
                                      September 30,                December 31, 1999
                         ---------------------------------------- ------------------
                          1995    1996     1997    1998    1999         Actual
                         ------- ------- -------- ------- ------- ------------------
                                               (in thousands)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and marketable
 securities............. $36,599 $25,909 $ 24,884 $32,338 $27,757      $27,456
Working capital.........  55,130  59,224   62,971  59,735  49,575       52,715
Total assets............  85,367  96,430  104,382  97,216  84,208       87,079
Total stockholders'
 equity.................  63,188  72,689   79,193  75,408  61,623       64,083

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

   The following discussion of our financial condition and results of operations should be read in conjunction with our supplemental consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

   We are a leading developer and global supplier of photoresist removal and Integrated Clean solutions used in advanced semiconductor device manufacturing. Our versatile Integrated Clean solutions, which combine photoresist removal and residue removal technologies within a single platform, allow our customers to integrate manufacturing process steps, increasing their yields and throughput. We also provide low pressure chemical vapor deposition, or LPCVD, systems for the flat panel display, or FPD, industry. We market and sell our products to leading semiconductor device and FPD manufacturers worldwide, including 15 of the top 20 semiconductor device manufacturers.

   Our operating results have fluctuated significantly in the past and will continue to fluctuate significantly in the future. We anticipate that factors continuing to affect our future operating results will include the cyclicality of the semiconductor industry and the markets served by our customers, including the prolonged and severe downturn in the worldwide semiconductor industry, among others. Furthermore, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our systems, which would also harm our business. Our gross margins have varied and will continue to vary significantly based on a variety of factors, including the following:

  . sales mix and average selling prices of our systems;

  . price-based competition;

  . mix of revenues, including spare parts, service and support revenues;

  . costs associated with new product introductions and enhancements;

  . configuration and installation costs;

  . delays, cancellations or rescheduling of customer orders;

  . underabsorption of manufacturing overhead and field service and support infrastructure; and

  . start-up inefficiencies associated with new products.

   Our gross margin as a percentage of net sales for the first quarter of fiscal 2000 increased compared to the prior sequential quarter and the comparable quarter of fiscal 1999. These increases were primarily due to increased utilization of our field service organization and manufacturing capability resulting from higher sales volume. Gross margin as a percentage of net sales has decreased in fiscal 1999 from fiscal 1998 and in fiscal 1998 from fiscal 1997 principally due to an increased underabsorption of manufacturing overhead and field service and support infrastructure due to the prolonged and severe worldwide semiconductor business slowdown that occurred during these periods. In addition, gross margin in fiscal 1998 was negatively impacted by approximately $2.5 million of charges to increase reserves for potentially excess and obsolete inventory.

Results of Operations

   The following table presents consolidated statements of operations data expressed as a percentage of net sales for the periods indicated:

                                                               Three Months
                               Fiscal Years Ended                  Ended
                                  September 30,                December 31,
                          ----------------------------------   ---------------
                          1995   1996   1997   1998    1999     1998     1999
                          -----  -----  -----  -----   -----   ------   ------
Net sales...............  100.0% 100.0% 100.0% 100.0%  100.0%   100.0%   100.0%
Cost of sales...........   43.2   50.7   55.5   58.9    62.1     78.5     55.8
                          -----  -----  -----  -----   -----   ------   ------
  Gross margin..........   56.8   49.3   44.5   41.1    37.9     21.5     44.2
Operating expenses:
  Research and
   development..........   12.1   14.2   14.4   20.4    27.5     36.3     17.1
  Selling, general and
   administrative.......   24.6   25.4   24.1   28.6    33.7     52.9     23.1
  Special charges.......    0.6    --     3.7    1.7     0.6      4.1      --
                          -----  -----  -----  -----   -----   ------   ------
    Total operating
     expenses...........   37.5   39.6   42.2   50.7    61.8     93.3     40.2
Operating income
 (loss).................   19.5    9.7    2.3   (9.6)  (23.9)   (71.8)     4.0
Interest and other
 income, net............    1.1    1.0    0.5    1.1     2.0      3.1      1.2
Gain on sale of
 investment.............    4.6    0.1    1.0    --      --       --       --
                          -----  -----  -----  -----   -----   ------   ------
Income (loss) before
 income tax provision ..   25.2   10.8    3.8   (8.5)  (21.9)   (68.7)     5.2
Income tax provisions
 (benefit)..............    9.4    3.8    1.3    2.8     --       --       --
                          -----  -----  -----  -----   -----   ------   ------
Net income (loss).......   15.8%   7.0%   2.5%  (5.7)% (21.9)%  (68.7)%    5.2%
                          =====  =====  =====  =====   =====   ======   ======

Three Months Ended December 31, 1999 Compared to Three Months Ended December 31, 1998

   Net sales. Net sales consists of revenues from system sales, spare parts, upgrade sales and maintenance and support. Net sales in the first quarter of fiscal 2000 increased 155% to $25.6 million compared to net sales of $10.0 million in the first quarter of fiscal 1999. The severe worldwide business slowdown in the semiconductor industry, which resulted in many semiconductor device manufacturers in nearly all geographic regions reducing and delaying capital equipment purchases, is the principal reason for lower sales in fiscal 1999. The industry climate began to slowly improve throughout fiscal 1999, and we believe is now beginning to accelerate. As a result, our sales are increasing due to increased demand across most geographies and most products. Assuming the global semiconductor industry continues and sustains this recovery, we anticipate that quarter to quarter sales for at least the balance of fiscal 2000 will continue to increase compared to the first quarter of fiscal 2000.

   Sales to customers in North America, Europe, Asia/Pacific and Japan accounted for approximately 62%, 22%, 13% and 3%, respectively, of total net sales for the first quarter of fiscal 2000, compared to approximately 63%, 18%, 14% and 5%, respectively, of total net sales for the same period in fiscal 1999. Our percentage of international sales will continue to fluctuate from period to period, but we anticipate that international sales will continue to account for a significant portion of net sales in fiscal 2000.

   Gross margin. Our gross margin as a percentage of net sales for the first quarter of fiscal 2000 was 44.2% compared to 21.5% for the same period of fiscal 1999. The increase in gross margin for the first quarter of fiscal 2000 was primarily due to increased utilization of our field service organization and manufacturing capability resulting from higher sales volume. We continue to focus on our gross margin improvement programs, including the introduction of new value-added applications, features and options on our PEP systems, targeted cost reduction programs and controlled spending. We expect that our gross margin for the next few quarters of fiscal 2000 will be higher than prior year comparable periods and slightly higher than that reported in the first quarter of fiscal 2000 due to further utilization of field service and manufacturing capability, product cost reductions and improved efficiencies in manufacturing. Gross margins, however, will continue to be at risk and could be significantly harmed by inefficiencies associated with new product introductions, sales of lower margin FPD systems, competitive pricing pressures, the semiconductor industry climate, the economic troubles still being experienced by many countries in Asia, including companies in some of our major markets such as Japan and Korea, changes in product mix and other factors.

   Costs associated with reduction in workforce. In the first quarter of fiscal 1999, we reduced our workforce in response to market conditions and recorded a charge of $407,000 primarily for severance costs. As of December 31, 1999, these severance costs had been paid.

   Research and development. Our research and development, or R&D, expenses as a percentage of net sales decreased to 17.1% in the first quarter of fiscal 2000 compared to 36.3% of net sales in the first quarter of fiscal 1999 due primarily to our higher sales volume. In absolute dollars, R&D expenses for the first quarter of fiscal 2000 increased to $4.4 million from $3.6 million in the same period of fiscal 1999. This increase principally reflects increased salaries in general and specifically, increased development costs associated with our 300mm product development and new process development for our advanced photoresist removal and Integrated Clean applications. Additionally, R&D expenses in the current quarter increased compared to the same period in the last fiscal year due to the reduced work schedule that was in effect during the first half of fiscal 1999 as part of our cost reduction efforts during the industry downturn.

   We continue to focus our R&D efforts on areas where we believe we may be able to gain market share. In particular, we have focused our R&D spending on programs to support the expanding number of available applications that target our Integrated Clean strategy, the development of our 300mm platform, the support of the LCD flat panel business and applications development of our VHP technology. In June 1999, we formally introduced the PEP Iridia product, which is a leading-edge solution targeting the growing market for photoresist removal and Integrated Clean solutions. We anticipate that R&D spending in absolute dollars for the next several quarters of fiscal 2000 will increase when compared to prior year periods. This increase will primarily result from 300mm product development, new process applications primarily for Integrated Clean solutions and, for the second quarter of fiscal 2000, the increase will also reflect that we were on a reduced work schedule for the first half of fiscal 1999.

   Selling, general and administrative. Our selling, general and administrative, or SG&A, expenses for the first quarter of fiscal 2000 increased to $5.9 million from $5.3 million in the first quarter of fiscal 1999. As a percentage of net sales, SG&A expenses decreased to 23.1% from 52.9% in the same period in the last fiscal year due primarily to higher sales volume. The increase in spending was attributable to increased sales and marketing activities, specifically sales and third-party commissions and increased marketing costs for the demonstration and evaluation of equipment. Additionally, SG&A expenses in the first quarter of fiscal 2000 increased due to the reduced work schedule that was in effect during the first half of fiscal 1999. We anticipate that SG&A expenses for the remaining quarters of fiscal 2000 will increase when compared to the same periods in the last fiscal year due to hiring and other expenses needed to support increased business levels and due to the lower expenses incurred in the first half of fiscal 1999 from our reduced work schedule.

   Other income (loss). Other income and loss generally consists of interest expense, interest income, currency translation gains and losses and royalty income. Interest expense of approximately $19,000 was incurred in the first quarter of fiscal 2000, compared to $12,000 in the first quarter of fiscal 1999, primarily as a result of borrowings under a short-term credit facility from the Bank of Tokyo-Mitsubishi made to our wholly-owned subsidiary in Japan, GaSonics International Japan K.K., and due to an accounts receivable factoring arrangement in Japan. As of December 31, 1999, the amount borrowed under this loan agreement was approximately 285.0 million yen, which is equivalent to approximately $2.7 million. Interest income received, which is primarily derived from our short-term investments, was approximately $330,000 for the first quarter of fiscal 2000 compared to $277,000 for the same period of fiscal 1999. Foreign currency translations were a net loss of approximately $45,000 and $40,000 in the first quarter of fiscal 2000 and fiscal 1999, respectively, due to fluctuations in currency exchange rates primarily in Japan. Royalty income in connection with the sale of the industrial plasma cleaning products was approximately $49,000 and $78,000 for the first quarter of fiscal 2000 and fiscal 1999, respectively.

   Income tax proxisions (benefit). We did not record a provision for income taxes related to our net income for the fiscal quarter ended December 31, 1999 because of our tax loss carry-forward that was available to offset applicable tax liabilities. However, we may begin to record a tax provision later in fiscal 2000, should our projected pretax income exceed our net tax loss carry-forward.

Fiscal Year Ended September 30, 1999 Compared to Fiscal Years Ended September 30, 1998 and September 30, 1997

   Net sales. Net sales consists of revenues from system sales, spare parts, upgrade sales and maintenance and support. Net sales in fiscal 1999 of $64.3 million decreased 36% from $100.4 million in fiscal 1998 and decreased 47% from $121.3 million in fiscal 1997. The severe worldwide business slowdown in the semiconductor industry, which resulted in many semiconductor device manufacturers in nearly all geographic regions reducing and delaying capital equipment purchases, is the principal reason for the decrease in sales from year to year. This industry slowdown was largely due to a supply and demand imbalance of dynamic random access memory, or DRAM, depressed DRAM pricing and the poor economic climate in Asia and Japan. Additionally, logic and microprocessor manufacturers were adversely impacted by price decreases resulting from low-cost PCs. As a result of the above, we experienced lost orders, delays in receiving new orders and rescheduling or cancellations of previously ordered equipment by North American and Asian customers, which harmed sales for all of fiscal 1997, fiscal 1998 and fiscal 1999. However, beginning in fiscal 1999, the industry climate began to slowly improve and sequential improvement in quarter to quarter sales began in the second fiscal quarter and continued throughout the balance of fiscal 1999. Assuming the global semiconductor industry continues to recover, we anticipate that quarter to quarter sales for at least the first half of fiscal 2000 will increase moderately compared to the fourth quarter of fiscal 1999.

   International sales, which are predominantly to customers based in Europe, Japan and Asia/Pacific, accounted for approximately 46%, 45% and 55% of total net sales in fiscal 1999, 1998 and 1997, respectively. Sales to customers in North America were 54% of total net sales in fiscal 1999 compared to 55% in fiscal 1998 and 45% in fiscal 1997. In Europe, sales decreased to 20% of total net sales in fiscal 1999 from 24% in fiscal 1998 and increased from 16% of total net sales in fiscal 1997. The decrease in European net sales for fiscal 1999 from fiscal 1998 can be attributed primarily to the lack of investment in new fabrication facilities or expansions during fiscal 1999. In Japan and Asia/Pacific, sales increased to 26% of total net sales in fiscal 1999 from 21% in fiscal 1998 and decreased from 38% in fiscal 1997. The decrease in the Japan and Asia/Pacific sales in fiscal 1999 and fiscal 1998 from fiscal 1997 is attributable primarily to the financial crisis in parts of that region and a significant sale in Thailand recorded early in fiscal 1997 that was written-off in the third quarter of fiscal 1997 as an uncollectible account receivable. We continued to invest significant resources in international markets, particularly in Japan, Singapore, Taiwan and the United Kingdom during fiscal 1999 in an attempt to increase our global market share. Our percentage of international sales will continue to fluctuate from period to period, but we anticipate that international sales will continue to account for a significant portion of net sales in fiscal 2000.

   Gross margin. Our gross margin as a percentage of net sales was 37.9% in fiscal 1999, 41.1% in fiscal 1998 and 44.5% in fiscal 1997. The decrease in gross margin for fiscal 1999 and 1998 primarily reflects our underabsorbed manufacturing overhead and field service and support resulting from lower overall net sales. The decrease also resulted from lower sales volume of our more mature, higher margin single chamber systems as well as competitive pricing pressures. Additionally, gross margin in fiscal 1998 was negatively impacted by approximately $2.5 million of charges to increase reserves for potentially excess manufacturing and spare parts inventory resulting from the reduction in product demand and for obsolete finished units. The charge related to finished units was for older generation single chamber products which have not met sales expectations. This reserve was also driven partially by the success of our PEP in that customers have transitioned to the multi-chamber PEP platform faster than anticipated resulting in reduced demand for single chamber systems. We expect that our gross margin will continue to be harmed by inefficiencies associated with new product introductions, sales of lower margin multi-chamber and FPD systems, competitive pricing pressures, the semiconductor industry climate, the economic troubles still being experienced by many countries in Asia, including companies in some of our major markets such as Japan and Korea, changes in product mix and other factors. We will continue to focus on our gross margin improvement programs, including the introduction of new value-added applications, features and options on the PEP systems, targeted cost reduction programs and controlled spending. We expect that our gross margin during fiscal 2000 will be slightly higher as compared to prior year comparable periods due to expected higher sales levels resulting in increased overhead absorption and better utilization of field service and support resources.

   Provision for uncollectible account. In the third quarter of fiscal 1997, we recorded an expense of $4.5 million related to the write-off of an uncollectible account receivable.

   Costs associated with reduction in workforce. In fiscal 1999 and 1998, we reduced our workforce in response to market conditions and recorded charges of $407,000 and $1.7 million, respectively, primarily for severance costs and consolidation of facilities. As of September 30, 1999, approximately $1.9 of the $2.1 million has been paid and approximately $198,000 remains on our books as an accrual.

   Research and development. Our R&D expenses as a percentage of net sales increased to 27.5% in fiscal 1999 from 20.4% in fiscal 1998 and from 14.4% in fiscal 1997 due in large part to significantly lower sales volume. In absolute dollars, R&D expenses for fiscal 1999 decreased to $17.7 million from $20.5 million in fiscal 1998 and increased slightly from $17.4 million in fiscal 1997. The $2.8 million decrease in R&D spending in fiscal 1999 compared to fiscal 1998 is due to the cumulative impact of three reductions in workforce that occurred in the second half of fiscal 1998 and the first quarter of fiscal year 1999, a charge of $500,000 recorded in fiscal 1998 related to accelerated write-downs of some older-generation applications development equipment and consulting charges and the reprioritization of engineering projects. Partially offsetting the above was a $1.8 million charge recorded in the second quarter of fiscal 1999 primarily for the accelerated write-off of equipment produced and used in connection with our first-generation 300mm product development program. This equipment, which consisted primarily of 300mm tools produced for test, demonstration and evaluation, had significantly declined in value since we have now transitioned to the next-generation of 300mm product development.

   The increase in R&D spending in fiscal 1998 from fiscal 1997 is primarily attributable to the development of several new product and process capabilities for advanced photoresist removal and Integrated Clean solutions utilizing our PEP platform and for the development of a 300mm platform. Expenses for fiscal 1998 also included the $500,000 in charges mentioned above for the accelerated write-downs of some older generation development equipment and consulting charges.

   We continue to focus our R&D efforts on areas where we believe we may be able to gain market share. In particular, we have focused our R&D spending on programs to support the expanding number of available applications that target our Integrated Clean strategy, the development of our 300mm platform, the support of the LCD flat panel business and applications development of our VHP technology. In June 1999, we formally introduced the PEP Iridia, which is a leading-edge solution targeting the growing market for photoresist removal and Integrated Clean solutions. We anticipate that R&D spending in absolute dollars for fiscal 2000 will be slightly higher when compared to fiscal 1999 excluding the $1.8 million write-off discussed above. This increase will likely be due primarily to the fact that we were on a reduced work schedule for the first half of fiscal 1999, salary increases in the fourth quarter of fiscal 1999, scheduled salary increases in the second quarter of fiscal 2000 and a 53-week fiscal 2000 compared to a 52-week fiscal 1999.

   Selling, general and administrative. Our SG&A expenses in fiscal 1999 decreased to $21.6 million from $28.7 million in fiscal 1998 and from $29.3 million in fiscal 1997. As a percentage of net sales, SG&A expenses increased to 33.7% from 28.6% in fiscal 1998 and from 24.1% in fiscal 1997 due to significantly lower sales volume. The spending decrease in fiscal 1999 compared to fiscal 1998 results in part from charges taken in the third quarter of fiscal 1998 for the consolidation of our San Jose, California operations of approximately $300,000 and for the write-down of older generation demonstration and evaluation equipment of approximately $700,000. The balance of the decrease primarily results from the cumulative impact of our three reductions in workforce and lower third-party sales commissions on international sales. For approximately the last three years, we have built a worldwide direct sales and support organization, which has decreased our dependence on third-party representatives for these services. Consequently, third-party commissions in all but three regions have been eliminated, partially offset by increased expenses related to the hiring of and other expenses associated with building our direct sales and support organizations. SG&A expenses in fiscal 1998 were lower than fiscal 1997 primarily due to reductions in workforce that occurred in the third and fourth quarter of fiscal 1998, reduced work schedules and shutdown days during fiscal 1998 and lower third-party sales commission on international sales. These expense reductions were partially offset by the $700,000 equipment write-down mention above.

   We currently anticipate that SG&A expenses for fiscal 2000 will increase from fiscal 1999 due to salary increases, hiring and other related expenses needed to support anticipated increases in business activities during fiscal 2000.

   Other income (loss). Other income and loss generally consists of interest expense, interest income, currency translation gains and losses, royalty income and gains on sales of stock of a third party. Interest expense of approximately $42,000, $26,000 and $91,000 was incurred by us in fiscal 1999, 1998 and 1997, respectively, primarily as a result of borrowings under a short-term credit facility from the Bank of Tokyo-Mitsubishi by our wholly-owned Japanese subsidiary, GaSonics International Japan K.K. As of September 30, 1999, the amount borrowed under this loan agreement was approximately 297.0 million yen, which is equivalent to approximately $2.8 million. The increase in interest and other income in fiscal 1999 from fiscal 1998 primarily reflects an increase in interest income received principally from our short-term investments. This increase resulted from a change in our investment portfolio early in fiscal 1999 from tax-exempt securities to taxable securities since we are not incurring a tax liability due to our net operating losses. This increase was partly offset by a decrease in interest income received on a combined decrease of cash, cash equivalents and marketable securities that were used to fund operating and investing activities. The increase in interest and other income in fiscal 1998 from fiscal 1997 is primarily due to royalty income received in connection with the sale of our industrial plasma cleaning products and services business that was sold in July 1997. In fiscal 1999 and 1998 royalty income was $342,000 and $350,000, respectively. There was no royalty income recorded in fiscal 1997.

   Foreign exchange currency translations were a net loss for fiscal 1999, 1998 and 1997 of approximately $140,000, $52,000 and $52,000, respectively. The increase in the loss from fiscal 1998 to fiscal 1999 primarily reflects currency translation impact of a strengthening U.S. dollar against the yen that has occurred during 1999.

   Net income for fiscal 1997 was favorably impacted by sales of shares held by us in a third-party corporation, which shares were received in exchange for technology and services rendered in fiscal 1990. We realized pretax gains in fiscal 1997 of approximately $1,215,000 from this sale. There were no gains recorded in fiscal 1998 or fiscal 1999 as the last shares were sold in fiscal 1997.

   Income tax provisions (benefit). We did not record a provision for tax benefits related to our net loss in fiscal 1999 because the net loss cannot be carried back to offset previous amounts of taxable income. The tax loss and other tax benefits will be carried forward and will be available to offset future tax liabilities. We do not anticipate recording these tax benefits until returning to profitability. We had an effective tax benefit rate of 33% in fiscal 1998 and an effective tax rate of 35% in fiscal 1997. We recognized a tax benefit in fiscal 1998 due to a carry back of current net operating losses to prior periods.

Quarterly Results of Operations

   The following table presents unaudited consolidated statement of operations data for each of the five quarters ended December 31, 1999, as well as such data expressed as a percentage of net sales. The operating results of any quarter are not necessarily indicative of the results for any subsequent quarter.

                                               Quarter Ended
                         -----------------------------------------------------------
                         December 31, March 31, June 30,  September 30, December 31,
                             1998       1999      1999        1999          1999
                         ------------ --------- --------  ------------- ------------
                                               (In thousands)
Net sales...............   $10,022     $13,215  $17,902      $23,140      $25,603
Cost of sales...........     7,870       8,658   10,280       13,086       14,293
                           -------     -------  -------      -------      -------
Gross margin............     2,152       4,557    7,622       10,054       11,310
Operating expenses:
  Research and
   development..........     3,636       5,662    4,151        4,247        4,366
  Selling, general and
   administrative.......     5,303       5,136    5,454        5,746        5,915
  Special charges.......       407         --       --           --           --
                           -------     -------  -------      -------      -------
    Total operating
     expenses...........     9,346      10,798    9,605        9,993       10,281
Operating income
 (loss).................    (7,194)     (6,241)  (1,983)          61        1,029
Interest and other
 income, net............       315         263      362          335          309
Income (loss) before
 income taxes...........    (6,879)     (5,978)  (1,621)         396        1,338
Income tax provision
 (benefit)..............       --          --       --           --           --
                           -------     -------  -------      -------      -------
    Net income (loss)...   $(6,879)    $(5,978) $(1,621)     $   396      $ 1,338
                           =======     =======  =======      =======      =======

   Net sales. Net sales in the first quarter of fiscal 1999 were at their lowest point following several quarters of consecutive sales decrease due to the severe worldwide business slowdown in the semiconductor industry. Beginning in the second quarter of fiscal 1999, as the semiconductor industry climate began to improve, our net sales began to increase and have continued to increase sequentially each quarter.

   Gross margin. Gross margins improve sequentially by quarter from 21.5% in the first quarter of fiscal 1999 to 44.2% in the first quarter of fiscal 2000 primarily due to improved utilization of the field service and support organization and manufacturing capacity resulting from increased sales volume.

   Research and development. R&D expenses have increased from $3.6 million in the first quarter of fiscal 1999 to $4.3 million in the first quarter of fiscal 2000. The second quarter fiscal 1999 expense increase reflects a $1.8 million charge primarily for the accelerated write-off of equipment produced and used in connection with our first generation 300mm product development program. Sequentially, R&D expenses have increased over the past five quarters primarily due to increased development costs associated with our 300mm product and new process development and beginning in the third quarter of fiscal 1999, due to our return to a full work schedule and salary increases. We were on a reduced work schedule during the first and second quarter of fiscal 1999 due to the industry downturn.

   Selling, general and administrative. SG&A expenses decreased in the second quarter of fiscal 1999 compared to the first quarter of fiscal 1999 primarily due to a reduction in workforce that occurred in December 1998. Beginning in the third quarter of fiscal 1999, SG&A expenses increased sequentially by quarter due to increased sales and marketing activities related to and in support higher sales volume, salary increases and our return to a full work schedule.

   Our quarterly and annual revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors. For a discussion of these factors, see "Risk Factors--Our quarterly results may fluctuate, which may harm our business."

Liquidity and Capital Resources

   During the first quarter of fiscal 2000, cash, cash equivalents and marketable securities decreased by approximately $300,000 to $27.5 million at December 31, 1999 from $27.8 million at September 30, 1999. Operations used cash of approximately $700,000 for the first quarter of fiscal 2000 compared to $3.4 million in the first quarter of fiscal 1999. The decrease in cash used by operating activities in the first quarter of fiscal 2000 compared to the same quarter of last fiscal year is primarily the result of our operating income in fiscal 2000 compared to an operating loss for the same period last year partly offset by increases in receivables and inventory resulting from increased business levels.

   Investing activities in the first quarter of fiscal 2000 used cash of approximately $8.4 million resulting from the net purchases of marketable securities of approximately $7.8 million and $600,000 for the acquisition of equipment and programs in progress for improved operating and information systems. For the first quarter of fiscal 1999, a total of approximately $900,000 was used for investing activities consisting of approximately $600,000 used for the net purchases of marketable securities and approximately $300,000 on programs for improved operating and information systems.

   Financing activities in the first quarter of fiscal 2000 provided cash of approximately $1.2 million from the issuance of common stock in connection with our employee stock purchase and stock option programs and used cash of approximately $119,000 to reduce borrowings by GaSonics International Japan K.K. under its credit facility with the Bank of Tokyo-Mitsubishi. This compares to the first quarter of fiscal 1999 where $673,000 was provided from the issuance of common stock under our stock purchase and option plans and $234,000 provided from borrowings by GaSonics International Japan K.K. under its credit facility. As of December 31, 1999, borrowings under this line of credit agreement with the Bank of Tokyo-Mitsubishi totaled $2.7 million.

   As of December 31, 1999, we had working capital of approximately $52.7 million compared to $49.6 million at September 30, 1999. Accounts receivable and inventory at December 31, 1999 increased by approximately $2.4 million and $1.4 million, respectively, from September 30, 1999. Receivables increased primarily due to higher sales levels in the current period. Inventory increased due to increasing demand for our products. We expect future inventory levels to fluctuate from period to period, and believe that because of the relatively long manufacturing cycle of our equipment, our investment in inventories will continue to require a significant portion of working capital. As a result of such investment in inventories, we may be subject to an increasing risk of inventory obsolescence, which could harm our operating results.

   As of December 31, 1999, our principal sources of liquidity consisted of approximately $8.8 million of cash and cash equivalents, $18.7 million in marketable securities and $20.0 million available under our unsecured working capital line of credit with Union Bank of California, which expires on May 1, 2000 and is currently being renegotiated. A commercial letter of credit provision of $500,000 is also provided under the line of credit. This line of credit bears interest at the bank's LIBOR rate plus 1.25% per annum. Available borrowing under the credit line is reduced by the amount of outstanding letters of credit. As of December 31, 1999, except for $69,193 outstanding under the letter of credit provision, there were no borrowings under this line. This line of credit contains various covenants, including covenants relating to financial ratios and tangible net worth that must be maintained by us. As of December 31, 1999, we were in compliance with our bank covenants. Our wholly-owned Japanese subsidiary, GaSonics International Japan K.K., has a credit facility with the Bank of Tokyo-Mitsubishi with an available credit line of 300.0 million yen, which as of December 31, 1999, is equivalent to approximately $2.9 million U.S. dollars. This credit facility was renewed on October 1, 1999, bears interest at a rate of 1.375% per annum, is secured by a Letter of Guarantee issued by us and expires on May 31, 2001. As of December 31, 1999, GaSonics International Japan K.K. had borrowed 285.0 million yen under this credit facility, which was equivalent to approximately $2.7 million as of that date. We anticipate renewing both the working capital line of credit with Union Bank of California and the credit line with the Bank of Tokyo-Mitsubishi prior to expiration. However, there can be no assurance that it will be successful in renewing either such facility or that we will be able to secure other sources of funding on acceptable terms, or at all.

   We believe that our existing cash, cash equivalents, marketable securities and available lines of credit at March 31, 2000 are sufficient to meet our working capital cash requirements during the next twelve months. Beyond the next twelve months, we may require additional equity or debt financing to achieve our working capital or capital equipment needs. There can be no assurance that additional financing will be available when required or, if available, will be on reasonable terms.

Year 2000 Readiness Disclosure

   We did not experience any material difficulties in connection with the changeover to the year 2000. Our in-house systems were switched off during the actual changeover and a phased start-up of our systems and networks on January 1, 2000 did not reveal any issues, nor did the later normalized use of these systems and networks. Access to and operation of our facilities were not compromised.

   We were asked to assist, and assisted, in the start-up of some older units in our worldwide installed base. We are not aware of any millenium-related disruption in connection with our products.

   We estimate the total cost of our year 2000 compliance program at approximately $1.5 million, not including investments in software upgrades that we had previously planned and accelerated in connection with the year 2000. Although we believe that our expenditures have been sufficient, we cannot be certain, for the reasons stated in the next paragraph, that the actual costs of finalizing the plan will not differ materially from the costs so far. A significant portion of total year 2000 project expenses have been represented by existing staff that have been redeployed to this project. We do not believe that the redeployment of existing staff harmed our business, results of operations or financial position. Nor do we expect incremental expenses related to the year 2000 project to materially impact operating results in any one period.

   Although we are not aware of any significant operational issues associated with the year 2000, we cannot ensure that we will not experience material unanticipated negative consequences or material costs caused by undetected errors or defects in such systems or by our failure to adequately prepare for the results of such errors or defects, including the costs of related litigation, if any. The impact of such consequences could harm our business, financial condition or results of operations.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS No. 133, which establishes accounting and reporting standards for derivative instruments, including specific derivative instruments embedded in other contracts and for hedging activities. It requires that we recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We are required to adopt SFAS No. 133 in the first quarter of fiscal 2001. Currently, we do not engage in hedging activities or purchase derivative instruments. We do not expect the impact of adopting SFAS No. 133 to be material to us.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB No. 101. SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We will adopt SAB No. 101 as required in the first quarter of fiscal 2001. When we adopt SAB No. 101, we will recognize revenue when we substantially complete the terms of the applicable sales arrangement, which generally occurs upon the customers' acceptance. We believe the adoption will have a significant impact on our revenue recognition policy because we currently recognize sales upon shipment with appropriate accruals of the associated costs. We are currently evaluating the effect on our financial statements.

                                    BUSINESS

   We are a leading developer and global supplier of photoresist removal and Integrated Clean solutions used in advanced semiconductor device manufacturing. Our versatile Integrated Clean solutions, which combine photoresist removal and residue removal technologies within a single platform, allow our customers to integrate manufacturing process steps, increasing yields and throughput. We also provide low pressure chemical vapor deposition, or LPCVD, systems for the flat panel display, or FPD, industry. We market and sell our products to leading semiconductor device and FPD manufacturers worldwide, including 15 of the top 20 semiconductor device manufacturers.

   Our photoresist removal systems use our innovative microwave downstream plasma technology, which is designed to increase yields in the manufacturing of semiconductor devices. This technology offers our customers significant advantages over traditional techniques by reducing the damage that typically occurs to the wafer in the photoresist removal processes, thus increasing yields and reducing cost of ownership. Moreover, our technologically advanced systems offer a high degree of flexibility, reliability and serviceability.

   Our Integrated Clean systems use our microwave downstream plasma technology in concert with directional RF plasma technology to remove photoresist and more difficult to remove residues. These systems allow our customers to achieve greater fab efficiency and reduce costs through a simplified process flow. In addition, these systems provide industry leading technology for the complex cleaning requirements associated with smaller line widths as well as new processes and materials, such as dual damascene, copper and low-k dielectrics. To further address these new requirements, we have recently entered into joint development agreements with a number of customers and semiconductor equipment manufacturers, such as our recently announced participation in the Damascus Alliance.

Industry Background

   Growth in the communications industry, particularly in the Internet and mobile electronic device markets, as well as in the traditional markets for semiconductors, such as computers, automobiles and other consumer and industrial products, has driven an increase in the demand for semiconductors and consequently semiconductor capital equipment. According to Dataquest, the semiconductor industry is expected to grow at an annual rate of 22.5%, from $168.7 billion in 1999 to $253.3 billion in 2001. Dataquest also estimates that the semiconductor capital equipment market is expected to grow at an annual rate of 39.6%, from $17.5 billion in 1999 to $34.0 billion in 2001.

   The manufacturing of semiconductor devices requires a large number of complex and repetitive processing steps, including deposition, photolithography and etch, to layer different materials and imprint various features on a single wafer. Prior to processing additional layers on the wafer, the photoresist and post-etch residues from the previous layer must be carefully removed in order to create a clean and functional foundation for deposition of the next layer. These processes between etch and deposition, often referred to as photoresist removal, or ashing, and residue removal are critical to the achievement of semiconductor manufacturers' fundamental goals, including improved device performance, higher yields and greater equipment effectiveness. As semiconductor devices are becoming more advanced, the demand for complex photoresist removal and residue removal solutions is increasing.

   The manufacturing of advanced semiconductor devices, which offer increased capabilities, more power and greater performance, requires an increasing number of photolithographic masking layers and corresponding photoresist removal and residue removal steps. For example, a typical one megabit dynamic random access memory, or DRAM, chip requires 11 masking steps, each with a corresponding photoresist and residue removal step. By comparison, a 64 megabit DRAM is expected to require between 20 and 25 masking steps. Line geometries, or feature sizes, of a semiconductor device also continue to decrease, increasing the complexity and difficulty of photoresist removal and residue removal. In addition, new processes and materials, which include dual damascene, copper, low-k dielectrics and deep ultraviolet photolithography resists, are complicating preparation of the wafer surface, and therefore complicating photoresist removal and residue removal for subsequent masking steps. Because of these trends, the number and complexity of photoresist removal and residue removal systems per production line of advanced semiconductor devices are expected to increase. Consequently, we believe the market for cleaning solutions will grow more rapidly than the semiconductor industry or semiconductor capital equipment industry.

   In the 1970s, photoresist and residue were typically removed through wet chemistry processing, which immersed semiconductor devices into large liquid chemical baths. In the 1980s, dry chemistry processing, which utilizes gases to remove unwanted materials, began to replace wet chemistry processing for those advanced processing steps for which wet chemistry was no longer effective, such as photoresist removal. The dry chemistry processing alternative for photoresist removal has continued to become more widely used because this alternative is believed to offer significant cost of ownership savings as compared with wet chemistry processing, especially for complex semiconductor devices with small feature sizes. Wet chemistry processing also poses environmental concerns due to the risks associated with chemical storage, handling and disposal.

   Traditional dry chemistry photoresist processing involves the creation of plasma and exposure of the wafer to the plasma in a single chamber in order to remove the photoresist. However, because elements of the plasma can cause damage to the wafer, direct exposure of the wafer to the plasma results in reduced yields. This damage becomes increasingly problematic as feature sizes decrease and could result in significantly reduced yields. Accordingly, the creation of the plasma must be separated from the wafer processing chamber to maintain and enhance yields.

   New materials, including copper, low-k dieletrics and deep ultraviolet photolithography resist, new processes, including dual damascene, and an increasing number of masking layers are all unprecedented residue removal challenges that current wet chemistry technologies are not equipped to address. The same factors that prompted the shift from wet to dry photoresist removal is prompting the shift from wet to dry residue removal for specific applications. These factors include reduction and inconsistency in yields, the essential requirement for improved process control, the higher cost of ownership associated with wet process steps and the hazardous nature of wet chemicals. Additionally, semiconductor device manufacturers are looking to reduce costs and simplify process flow by combining multiple cleaning technologies within one system.

The GaSonics Solution

   We are a leading developer and global supplier of photoresist removal and Integrated Clean solutions used in advanced semiconductor device manufacturing. Our versatile Integrated Clean solutions, which combine photoresist removal and residue removal technologies within a single platform, allow our customers to integrate manufacturing process steps, increasing their yields and throughput. We also provide low pressure chemical vapor deposition systems for the FPD industry.

   We pioneered microwave downstream plasma technology in 1986 to address challenges in removing photoresist. Our microwave downstream plasma technology separates the creation of the plasma from its exposure to the wafer. We believe this technology offers our customers significant yield advantages by reducing the damage that typically occurs to the wafer in other plasma photoresist removal systems.

   We have leveraged our market leadership in providing advanced photoresist removal systems to develop Integrated Clean solutions that combine photoresist and residue removal technologies. These solutions utilize a combination of our microwave downstream processing technology along with directional RF plasma to remove photoresist and residues. Our solutions meet the challenges of emerging technologies, which include:

  . decreased line geometries;

  . increased wafer sizes; and

  . new processes and materials, including dual damascene, copper and low-k dielectrics.

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

   In addition, we believe our solutions allow our customers to:

  . achieve greater fab efficiency;

  . solve complex cleaning problems;

  . reduce costs through a simplified process flow; and

  . configure our systems for their specific processing needs.

   To further address our customers' processing requirements, we provide quality customer service and support through our global infrastructure. In addition, we have recently entered into joint development agreements with a number of customers and semiconductor equipment manufacturers, such as our recently announced participation in the Damascus Alliance.

The GaSonics Strategy

   Our objective is to be the leading supplier of photoresist removal and Integrated Clean solutions for the advanced semiconductor device manufacturing industry. Key elements of our strategy include:

   Expanding Leadership in Integrated Clean Solutions. We are a leader in providing Integrated Clean solutions. Our PEP Iridia product, which combines our microwave downstream plasma technology and directional RF plasma technology, integrates photoresist removal and residue removal capabilities in one chamber. This technology enables us to expand our portfolio of Integrated Clean applications to include new materials, such as copper and low-k dielectrics. These systems also allow greater fab efficiency and reduced costs by simplifying process flow.

   Providing Versatile Processing Systems. We focus on providing multi-chamber systems for a variety of process applications. This multi-chamber capability enables our customers to configure our products based on their process requirements. We also focus on providing flexible process chambers, which allow us to incorporate different technologies within any given chamber for process optimization. We plan to continue to provide versatile processing systems as we move to next-generation products.

   Extending Technological Expertise. We are a technological leader in providing photoresist removal and Integrated Clean solutions to the advanced semiconductor device industry. We intend to continue to invest in research and development to extend our technology solutions to meet our customers' increasingly complex cleaning requirements, arising from decreasing geometries, increased wafer sizes and the introduction of new processes and new materials.

   Enhancing Strategic Customer Relationships. Our long-standing relationships with leading worldwide semiconductor device manufacturers will be critical to extending our position as a leading provider of photoresist removal and Integrated Clean solutions used in the fabrication of advanced semiconductor devices. We intend to continue to focus our resources on our key customers in order to develop the process equipment solutions needed to manufacture the next generation of semiconductor devices. We also intend to build upon our relationships with leading FPD manufacturers to expand our market share within the FPD industry.

   As part of this focus, we believe that providing dedicated personnel at key customer facilities enables us to better understand the process requirements of our customers, design new systems and position ourselves as a principal vendor of volume equipment orders. In addition, we have a worldwide customer service and support infrastructure that enables us to supply parts and deploy support personnel to our customers quickly.

   Further Penetrating the Pacific Rim Markets. The Pacific Rim markets for semiconductor device processing equipment represent over one-half of the total worldwide market for this industry. Although a significant portion of our sales has been in Europe and the United States, we have successfully penetrated a number of large customers in Japan, Korea, Singapore and Taiwan. We intend to continue to invest in regional infrastructure and to leverage our leadership position in Integrated Clean solutions to further penetrate the Pacific Rim markets.

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

Technology

   Microwave Downstream Plasma Processing. Our microwave downstream plasma processing technology is a dry chemistry process that uses elements created by plasma in order to remove photoresist and other materials on a wafer. In traditional dry chemistry processing, the plasma is created in the same chamber in which the active gases are exposed to the photoresist on the wafer. This method typically causes significant damage to the wafer because elements that result from the creation of the plasma react negatively with the wafer. In our system, the plasma is generated in one chamber and, using our proprietary technology, the active gases are separated from the rest of the plasma and introduced downstream into the wafer processing chamber. We believe the resulting reduction in damage to the wafer increases yields and lowers the total cost of ownership of the photoresist removal process equipment in manufacturing advanced semiconductor devices.

   Directional RF Plasma Processing. Directional RF plasma technology in our Iridia product is a dry chemistry process that uses elements created by plasma that can be directed to the wafer surface. Unlike non-directional, isotropic technologies, this technology is designed to remove photoresist and other materials in high aspect ratio structures. Additionally, we believe that many residues, including fluoropolymers that form on dielectric layers and carbonized resist surfaces, are best removed with a directional RF plasma process.

   Dual Plasma Source and Temperature Operation. Our temperature control capability allows customers to use microwave downstream plasma and directional RF plasma sources together or separately in the same chamber. Specifically, microwave processing is possible at higher temperatures or at lower temperatures while RF processing is accomplished only in the lower temperature range. This dual source and temperature flexibility allows independent optimization of processes for a wide variety of process applications.

Products

   Our product line consists of photoresist removal and Integrated Clean systems for the semiconductor device industry and LPCVD systems for the FPD industry.

   Performance Enhancement Platform. The PEP is a modular, multi-chamber system that enables our customers to configure our products based on their process requirements. The PEP's versatility provides a common platform for new technology introductions. It accommodates interchangeable process modules while delivering maximum utilization. The platform's architecture offers process flexibility through sequential, parallel or independent processing. We offer both the PEP 3510A and the PEP Plus 3510 for photoresist removal and the PEP Iridia for Integrated Clean.

     PEP 3510A. The PEP 3510A is a versatile photoresist removal system introduced in 1995. This system uses our innovative microwave downstream plasma technology and is designed for damage-free removal of photoresist. This system utilizes a combination of platen and lamp wafer heating resulting in high removal rates and uniformity.

     PEP Plus 3510. The PEP Plus 3510 is an enhanced version of the PEP 3510A product, introduced in March 2000 and is expected to ship later this year. It includes an advanced digital microwave power source and delivers improved photoresist removal rates. In addition, wafer transport and other reliability upgrades combine to reduce both cost of ownership and cost of consumables.

     PEP Iridia. The PEP Iridia is a versatile Integrated Clean system combining photoresist and residue removal technologies. This system was introduced in June 1999. Iridia's directional downstream plasma source is comprised of a directional RF source paired with our downstream microwave source. This system also includes an integrated lamp module with our advanced, closed-loop wafer temperature control enabling multi-temperature processing in a single chamber. This system uses fluorine and reducing chemistries, providing flexibility in handling production needs, including high-dose implant strip, front-end-of-line cleans and back-end-of-line cleans, such as post-etch cleans for aluminum, copper and low-k dielectric interconnect structures.

   Next-Generation Platform. Our next-generation platform is a modular multi-chamber system that enables customers to configure our products based on their process requirements. This platform packages advanced process technology, flexibility and high throughput in a compact footprint. The platform supports configurations of up to four independent process chambers in a space-efficient, linear layout for throughput and flexibility in handling 300mm wafer production needs. Each process chamber includes innovative features such as a patented load-lock design, unique wafer transport sub-system and an integrated cooling station. The independent process chamber design on the 300mm platform accommodates direct transfer of photoresist removal processes from our large installed base of 200mm PEP systems.

   LPCVD Systems. In August 1995, we acquired Tekisco, Ltd., one of Japan's leading manufacturers of LPCVD systems for the FPD industry, to create our LCD Division. Our LPCVD systems have been sold to a number of leading Japanese and Korean FPD manufacturers. Our GX-2104 vertical low pressure chemical deposition system and our GX-2106 horizontal low pressure chemical deposition system provide uniform amorphous film deposition on large glass substrates (up to 600 x 720mm) for low temperature poly-silicon thin-film transistor LCD manufacturing.

   Vertical High Pressure Diffusion System. Our VHP system is a fully automated, thermal processing, vertical high-pressure oxidation furnace. In 1999, this business represented 2.1% of our revenues. In March 2000, we announced plans to divest this business so we can better focus on our core businesses.

   Spare Parts and Other. We provide a series of products, including spare parts, retrofit and upgrade kits, contract and billable services, and training designed to support or enhance the capability of our installed base of systems.

Customers

   We sell our products to leading semiconductor device manufacturers and FPD manufacturers located throughout the United States, Europe and Asia, including the Pacific Rim markets. In fiscal 1999, Intel accounted for approximately 23% of net sales. In fiscal 1998, Intel and Motorola accounted for approximately 20% and 11% of net sales. In fiscal 1997, Samsung and Promos Technologies each accounted for approximately 11% of net sales and Intel accounted for approximately 10% of net sales. We expect that sales of our products to large customers, including those listed above, will continue to account for a high percentage of our net sales in the foreseeable future. We have no long-term purchase agreements with our customers. Although the composition of the group comprising our largest customers has varied from year to year, the loss of a significant customer or any reduction in orders by any significant customer, could harm our business, financial condition and results of operations.

Sales and Customer Support

   We market, sell and service our products domestically and internationally primarily through our marketing and direct sales and customer support organizations, including service, applications and logistics personnel. We have sales, service and applications personnel in Israel, Japan, Korea, Singapore, Taiwan and five European locations, which are the major semiconductor producing regions outside the United States. We also maintain three third-party representatives to sell and service our products. In addition to our principal executive offices in San Jose, California, we have four United States sales and service centers strategically located to service our customers.

   Our field service and applications engineering personnel based throughout the United States, Europe and Asia/Pacific, directly support domestic and international equipment installations, process development, training, spare parts logistics, warranty service and post-warranty contract service. Our field service engineers include dedicated site-specific engineers contracted by key customers. In support of our numerous field support centers located throughout the world, we also maintain a headquarters-based customer satisfaction organization.

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

   To provide customers with rapid access to replacement service parts, we have strategically placed an inventory of spare parts in sales and service centers, customers' sites, and distribution hubs. These inventory depots are located in several European and Asian countries and in the eastern, central and western regions of the United States. In addition, the stock room at our headquarters in San Jose, California keeps buffer inventory to support offsite stock rooms in case of unexpected demand.

   We believe our sales and customer support organizations are critical to our success in establishing and maintaining long-term customer relationships and provide us with a competitive advantage. These organizations develop close working relationships with customers in order to identify their current and future semiconductor equipment requirements and to assist customers in overcoming their technology challenges as they move to manufacturing increasingly complex devices.

Backlog

   Backlog includes only those accepted customer orders for systems for which we have assigned shipment dates within twelve months, as well as orders for spare parts and service and support of systems. Historically, our backlog fluctuates significantly from quarter to quarter primarily as a result of the cyclical nature of construction and equipping of new semiconductor device fabrication facilities. The equipment requirements of new fabrication facilities cannot be determined with accuracy and, therefore, our backlog at any given date is not necessarily indicative of future sales. In addition, our backlog at any particular date is not necessarily representative of actual sales for any succeeding period. We have in the past experienced, and will likely continue to experience, cancellations, deferrals and rescheduling of product orders.

Manufacturing

   Our manufacturing strategy is to produce high quality, cost-effective and reliable systems and assemblies to support on-going and growing requirements for more environmentally-friendly semiconductor processing equipment. In order to provide the best added value to our customers and to preserve standards in performance, we are placing emphasis on in-house system integration and test activities that require proprietary core technology or specialized knowledge and are increasing our outsourcing of routine fabrication and assembly to strategic suppliers. In addition, we have implemented a formalized reliability system to further strengthen the quality of our products.

   To measure and improve customer satisfaction with our products and services, metrics, such as cycle time, quality, installation discrepancies, on-time deliveries, backorders, employee flexibility and productivity, are monitored, measured and compared on a weekly basis.

   We offer standard warranty terms for two years on parts and labor on equipment sales. We also offer service contracts to our customers for continued maintenance of systems that are not covered by warranty.

Research and Development

   The markets for semiconductor manufacturing equipment, including the markets that utilize our equipment, are characterized by rapid technological development and product innovation. We intend to continue our commitment of substantial resources to research and development in photoresist removal, Integrated Clean and LPCVD for existing and new products.

   In order to maintain our long-term relationships with existing customers and to develop relationships with potential customers, we work to continuously improve our existing products and develop new products and technologies. Customers with large installed bases increasingly require their suppliers to improve existing products with respect to cost-of-ownership, reliability and process capability to meet their future needs in order to avoid the long qualifying evaluations required with new equipment, which can be costly and risky. To further address our customers' processing requirements, we have recently entered into joint development agreements with a number of customers and semiconductor equipment manufacturers, such as our recently announced participation in the Damascus Alliance. Our goal is to continue to develop new products and technologies to meet the changing needs of the marketplace.

   Historically, we have devoted a significant portion of our financial resources to research and development programs and expect to continue to allocate significant resources to these efforts. For fiscal 1999, 1998 and 1997, total research and development expenditures were approximately $17.7 million, $20.5 million and $17.4 million and represented approximately 28% of our total net sales in fiscal 1999, 20% in fiscal 1998 and 14% in fiscal 1997. As of February 29, 2000, our research, development and engineering staff included 94 full-time employees.

Competition

   The semiconductor capital equipment industry is intensely competitive. We currently experience intense competition worldwide from a number of leading foreign and domestic manufacturers, including Eaton Corporation, Mattson Technology, Plasma Systems and ULVAC. There has been significant merger and acquisition activity among our competitors and potential competitors, particularly during the recent downturn in the semiconductor device and semiconductor capital equipment industries. These transactions by our competitors and potential competitors may provide them with a competitive advantage over us by enabling them to rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. We believe that the semiconductor capital equipment industry will continue to be subject to increased consolidation, which will increase the number of larger companies in the industry sector in which we compete. We also expect our competitors to continue to develop, enhance or acquire competitive products that may offer improved price or performance features. New product announcements, introductions and enhancements by our competitors could cause a significant decline in sales or loss of market acceptance of our systems, in addition to intense price competition or otherwise could make our systems or technology obsolete or noncompetitive. We also believe competition will continue from current and new suppliers employing other technologies, such as wet chemistry, traditional dry chemistry and other techniques. Increased competitive pressure may lead to reduced demand and lower prices our products, thereby harming our business, financial condition and results of operations.

   The principal competitive elements in dry chemistry processing for photoresist removal and residue removal are technological innovation, total cost of ownership, including yield, price, product performance and throughput capability, quality, reliability and customer service and support. Although we believe that we compete favorably in these areas, competitive product introductions could cause a decline in sales or loss of market acceptance of our existing products. In addition, by virtue of our reliance on sales of advanced dry chemistry processing equipment, we could be at a disadvantage compared to some competitors that offer more diversified product lines. We believe that to remain competitive we will have to commit significant financial resources to develop new product features and enhancements, to introduce next-generation photoresist removal and Integrated Clean solutions on a timely basis, and to maintain customer service and support centers worldwide.

Intellectual Property Rights

   We hold a number of U.S. patents and corresponding foreign patents and have pending patent applications covering various aspects of our products and processes. Where appropriate, we intend to file additional patent applications on inventions resulting from our ongoing research and development and manufacturing activities to strengthen our intellectual property rights. In addition, we own several trademarks including the GaSonics name, Integrated Clean and others applicable to our products. Nevertheless, we rely primarily on innovation, technological expertise, know-how and the marketing abilities of our employees rather than patent, trademark, copyright or other intellectual property rights protection.

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

   Although we attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that we will be able to protect our technology adequately or that competitors will not develop similar technology independently. There can be no assurance that any of our pending patent applications will be issued or that foreign intellectual property laws will protect our intellectual property rights. Patents issued to us could be challenged, invalidated or circumvented and the rights granted thereunder may not provide competitive advantages to us. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around our patents or patent applications.

Employees

   As of February 29, 2000, we had 413 full-time employees. We believe our future success will depend in large part on our ability to attract and retain highly skilled and motivated employees. Our employees are not covered by a collective bargaining agreement or represented by a labor union. We consider our relationships with our employees to be good.

Facilities

   Our corporate headquarters are located in San Jose, California and consist of approximately 117,000 square feet used for administration and manufacturing. In addition, we lease sales and service facilities in five U.S. locations. In Asia, our offices are located in Japan, Korea, Singapore and Taiwan.

Legal Proceedings

   We are not a party to any material legal proceedings.

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

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

   Our directors, executive officers and key employees, and their ages and positions as of February 29, 2000, are as follows:

Name                      Age Position
----                      --- --------
Executive Officers & Key
 Employees
Asuri Raghavan..........   47 Chief Executive Officer, President and Director
Jerauld J. Cutini.......   40 Senior Vice President of Marketing and Business Development
Rammy Rasmussen.........   57 Vice President of Finance, Chief Financial Officer and Secretary
Bill Alexander..........   43 Vice President, Worldwide Sales and Field Operations
Graham Hills Ph.D.......   50 Vice President, Chief Technical Officer
John Villadsen..........   47 Vice President, Manufacturing Operations
Directors
Dave Toole..............   44 Chairman of the Board of Directors
Monte M. Toole..........   68 Vice Chairman of the Board of Directors
Kenneth L. Schroeder....   53 Director
Kenneth M. Thompson.....   61 Director
F. Joseph Van Poppelen..   72 Director

   Asuri Raghavan joined us as Chief Executive Officer, President and a director in April 1998. Mr. Raghavan was formerly employed by Kulicke and Soffa Industries, Inc. from November 1988 to March 1998 where he most recently served as President of the Equipment Group. Prior to that position with Kulicke, Mr. Raghavan served as its Senior Vice President of Marketing from 1995 to 1997, its Vice President of the Wire Bonding Business from 1993 to 1995, its Vice President of Strategic Development from 1991 to 1993 and its Director of Marketing for the Equipment Group from 1988 to 1991. From 1985 to 1988, Mr. Raghavan was employed by American Optical Corporation where he held the position of Director of Research and Technology. From 1980 to 1985, Mr. Raghavan held various engineering, marketing and product development positions with Kulicke.

   Jerauld J. Cutini joined us as Senior Vice President of Marketing and Business Development in October 1999. Prior to joining us in August 1990, Mr. Cutini co-founded OnTrak Systems and from August 1990 to August 1997 served as OnTrak's Executive Vice President of Marketing, Sales and Customer Service until the company was acquired by Lam Research Corporation in August 1997. Following the acquisition, Mr. Cutini served as President of OnTrak, a wholly-owned subsidiary of Lam Research, until October 1999. From 1988 to 1990, he served as an Account Manager for Applied Materials, Inc. and from 1980 to 1988 he served at various times as a Field Service Engineer, Product Marketing Engineering and Sales Engineer for Silicon Valley Group.

   Rammy Rasmussen joined us as Vice President of Finance, Chief Financial Officer and Secretary in January 2000. Mr. Rasmussen served as Chief Financial Officer for Vadem Limited throughout 1999, for Fujitsu Microelectronics from March 1996 to January 1999, and for Exponent, Inc. from May 1994 to February 1996. He also held senior financial positions at Raynet from 1990 to 1994, at Cypress Semiconductor from 1987 to 1990 and at Advanced Micro Devices from 1979 to 1987. Mr. Rasmussen is a Certified Public Accountant.

   Bill Alexander joined us as Vice President, Worldwide Sales and Field Operations in August 1997. Mr. Alexander was employed by Tencor Corporation (now KLA-Tencor Corporation) from November 1996 to August 1997 where he served as Vice President of Asia-Pacific Operations. From 1993 to 1996, he first served as Director of Asia Operations and later as Vice President of International Operations with Watkins-Johnson Company and from 1990 to 1993 held various senior sales and marketing positions at Lam Research Corporation. From 1981 to 1990, Mr. Alexander held various management positions with Watkins-Johnson Company, Innovus Corporation, VLSI Technology and FMC Corporation.

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

   Graham Hills joined us as Vice President and Chief Technical Officer in June 1999. Prior to joining us, Dr. Hills was employed by Lam Research Corporation since August 1996 where he served as Vice President of Dielectric Etch Technology and Engineering from January 1998 to June 1999 and Senior Director of Dielectric Etch Technology from August 1996 to January 1998. From 1995 to 1996, Dr. Hills was employed by Applied Materials Corporation where he served as Director of Silicon Etch Product Unit, Director of Technology from 1991 to 1996 and a senior technology staff member and an account technology manager from 1989 to 1991. From 1984 to 1989, Dr. Hills served on the technical staff of ATT, Bell Laboratories, was an Assistant Professor at the University of North Carolina from 1978 to 1984 and did postdoctoral work at Rice University and NRC, Canada from 1974 to 1977.

   John Villadsen joined us as Vice President of Manufacturing Operations in September 1999. Mr. Villadsen was employed by Watkins-Johnson Company from 1982 to 1999. From April 1998 to September 1999, he held the position of Vice President of Customer Service and Manufacturing. From May 1995 to April 1998, he served as Director of Assembly and Test for the Semiconductor Equipment Group. From 1982 to 1985, Mr. Villadsen held various manufacturing management positions for the Microwave Products Division of Watkins-Johnson.

   Dave Toole was appointed Chairman of our board of directors in April 1998. Mr. Toole has served as the President of Outhink, Inc., a corporate performance portal company, since April 1999. Mr. Toole served as our Chief Executive Officer from December 1994 to April 1998. Between May 1993 and April 1998, Mr. Toole served as President and Chief Operating Officer. Prior to that time, Mr. Toole served as Vice President, Commercial Operations from May 1991 to May 1993 and as our Vice President and General Manager from April 1989 to May 1991. Mr. Toole served as our Vice President, Sales and Marketing from October 1986 to April 1989 and has served as a Director Since April 1979. Mr. Toole has held various other positions in purchasing, manufacturing, marketing and sales since joining us in 1979. Prior to 1979, Mr. Toole was employed by Advanced Micro Devices.

   Monte M. Toole founded GaSonics in March 1971 and currently serves as Vice Chairman of the board of directors. Mr. Toole served as Chairman of the Board from our inception until April 1998. Mr. Toole served as Chief Executive Officer from the our inception to December 31, 1994. Between March 1971 and May 1993, Mr. Toole also served as our President. Prior to founding GaSonics, Mr. Toole was a representative of semiconductor equipment manufacturers at Monte Toole and Associates, Inc., a manager at Fairchild Semiconductor and a systems analyst at IBM. From October 1991 to June 1993, Mr. Toole served on the board of directors of Integrated Process Equipment Corporation.

   Kenneth L. Schroeder joined us as a director in July 1995. Mr. Schroeder has been the President, Chief Executive Officer, and a director of KLA-Tencor Corporation since July 1999. From November 1991 until June 1999, he was President and Chief Operating Officer and a director of KLA-Tencor. Mr. Schroeder has been employed by KLA-Tencor for 17 years in various management positions. Mr. Schroeder is also a director of SEMI, the trade association for the semiconductor capital equipment industry.

   Kenneth M. Thompson joined us as a director in June 1998. Prior to joining us, Mr. Thompson was employed by Intel Corporation for 25 years in various management positions, most recently as Vice President of Manufacturing Technology Engineering. Mr. Thompson has been a director of Lam Research Corporation since October 1998, a director of PRI Automation Inc. since June 1989 and a director of Avant Com since June 1999.

   F. Joseph Van Poppelen joined us as a director in July 1995. Mr. Van Poppelen has been the President of The Van Poppelen Company, a consulting firm focused on marketing and business strategies for high technology companies since 1989. From 1975 to 1989, Mr. Poppelen served as Senior Vice President, Worldwide Marketing and Sales of National Semiconductor Corporation. Mr. Van Poppelen currently serves on the board of directors of Novellus Systems, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information regarding the ownership of our common stock as of February 29, 2000 by: (i) each director; (ii) certain of our executive officers; (iii) all executive officers and directors of the Company as a group; (iv) all those known by us to be beneficial owners of more than five percent (5%) of our common stock; and (v) each of our current stockholders who is expected to sell in the offering:

                          Shares Beneficially               Shares Beneficially
                             Owned Prior to                   Owned After the
                                Offering        Number of         Offering
Name and Address of       -------------------- Shares Being --------------------
Beneficial Owner (1)       Number   Percent(2)   Offered     Number   Percent(2)
--------------------       ------   ---------- ------------ --------- ----------
Principal Stockholders:
Capital Guardian Trust
 Company
 11100 Santa Monica
  Blvd., 15th Floor
 Los Angeles, CA
  90025(3)..............  3,270,000    22.3%         --     3,270,000    20.0%
Wisconsin Investment
 Board
 121 East Wilson Street
 Madison , WI 53707.....  1,000,000     6.8          --     1,000,000     6.1
Directors and Executive
 Officers:
Monte M. Toole (4)......  1,885,728    12.8      200,000    1,685,728    10.3
Dave Toole (5)..........    915,914     6.2      125,000      790,914     4.8
Asuri Raghavan (6)......    125,956       *          --       125,956       *
Kenneth M. Thompson
 (7)....................      7,500       *          --         7,500       *
Kenneth L. Schroeder
 (8)....................     22,500       *          --        22,500       *
F. Joseph Van Poppelen
 (9)....................     32,500       *          --        32,500       *
Bill N. Alexander (10)..     32,800       *          --        32,800       *
Rammy Rasmussen ........        --       --          --           --       --
Graham W. Hills ........        --       --          --           --       --
Jerauld J. Cutini ......      3,000       *          --         3,000       *
John R. Villadsen ......        --       --          --           --       --
All directors and
 executive officers as a
 group (11 persons)
 (11)...................  3,025,898    20.2          --     2,700,898    16.2

--------
  *  Less than one percent of the outstanding common stock.
 (1) Unless otherwise specified, the address of each beneficial owner is 2730 Junction Avenue, San Jose, California 95134-1909.
 (2) Percentage of ownership is based on 14,679,907 shares of common stock outstanding as of February 29, 2000 and 16,379,907 shares of common stock outstanding immediately following the offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of February 29, 2000, are deemed outstanding for computing the ownership percentage of the person holding such option or warrant but are not deemed outstanding for computing the ownership percentage of any other person.
 (3) Includes 1,698,000 shares held by Capital Group International, Inc., an affiliate of Capital Guardian Trust Company.
 (4) Includes 997,999 shares of common stock held by the Monte M. Toole Family Limited Partnership, of which Monte M. Toole is the sole General Partner.
 (5) Includes 146,456 shares underlying stock options that are currently exercisable or which will become exercisable within 60 days after February 29, 2000. Also includes 94,999 shares of common stock held by the David Toole Family Limited Partnership, of which Dave Toole and his wife, Diane Toole, are the sole general partners, and 686,062 shares of common stock held by the David Toole and Diane L. Toole

    Family Trust, of which Dave and Diane Toole are the sole Trustees. Excludes 59,998 shares of common stock held by the trustee of the David Toole and Diane L. Toole Children's Trust for the benefit of Mr. and Mrs. Toole's two minor children. Dave Toole disclaims beneficial ownership of such 59,998 shares. Also excludes 32,462 shares held by the David and Diane L. Toole Charitable Remainder Unitrust. Dave Toole disclaims beneficial ownership of such 32,462 shares. Also excludes 6,500 shares held by the David and Diane L. Toole Charitable Foundation. Dave Toole disclaims beneficial ownership of such 6,500 shares.
 (6) Includes 123,956 shares underlying stock options that are currently exercisable or that will become exercisable within 60 days after February 29, 2000.
 (7) Represents 7,500 shares underlying stock options that are currently exercisable or that will become exercisable within 60 days after February 29, 2000
 (8) Represents 22,500 shares underlying stock options that are currently exercisable or that will become exercisable within 60 days after February 29, 2000.
 (9) Includes 10,000 shares held by Trust Company of America, FBO F. Joseph Van Poppelen. Also includes 22,500 shares underlying stock options that are currently exercisable or that will become exercisable within 60 days after February 29, 2000.
(10) Includes 13,201 shares underlying stock options that are currently exercisable or that will become exercisable within 60 days after February 29, 2000.
(11) Includes 323,613 shares underlying stock options held by five officers and two directors (one director which is also an officer) that are currently exercisable or that will become exercisable within 60 days after February 29, 2000.

                                  UNDERWRITING

General

   We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, CIBC World Markets Corp. and FleetBoston Robertson Stephens Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discounts and commissions described on the cover page of the prospectus:

     Underwriters                                               Number of Shares
     ------------                                               ----------------
     Banc of America Securities LLC............................    1,113,750
     CIBC World Markets Corp...................................      455,625
     FleetBoston Robertson Stephens Inc........................      455,625
                                                                   ---------
       Total...................................................    2,025,000
                                                                   =========

   The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them, except those covered by the underwriter's over-allotment option described below. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

   The underwriters initially will offer the shares to the public at the price specified on the cover page of the prospectus. The underwriters may allow selected dealers a concession of not more than $0.70 per share. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the public offering price will vary the proceeds to be received by us as specified on the cover page of the prospectus. The common stock is offered subject to a number of conditions, including:

  . receipt and acceptance of the common stock by the underwriters; and

  . the right on the part of the underwriters to reject orders in whole or in part.

   We have granted the underwriters an option to buy up to 303,750 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option at any time within 30 days after the date of the prospectus. If the underwriters exercise this option, they will each purchase, subject to a number of terms and conditions, additional shares approximately in proportion to the amounts specified above. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 2,025,000 shares are being offered.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares:

                                                               No        Full
                                                            Exercise   Exercise
                                                           ---------- ----------
     Per share underwriting discounts and commissions..... $     1.31 $     1.31
     Total underwriting discounts and commissions to be
      paid by us.......................................... $2,220,094 $2,616,772
     Total underwriting discounts and commissions to be
      paid by the selling stockholders.................... $  424,430 $  424,430

   The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be approximately $675,000 and will be paid by us. Expenses of the offering, exclusive of the underwriting discounts and commissions, include the SEC filing fee, the NASD filing fee, Nasdaq listing fees, printing expenses, transfer agent and registration and other miscellaneous fees.

   We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our executive officers and directors may not offer, sell, contract to sell or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of the prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

   We will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

   In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

  . short sales;

  . over-allotment;

  . syndicate covering transactions;

  . purchases to cover positions created by short sales; and

  . stabilizing transactions.

   Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. In order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their over-allotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of the offering to repay the underwriting discounts and commissions received by them.

   As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by the prospectus.

   In connection with the offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market activity by the participants in the offering. Passive market making may occur during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered by us hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California.

                                    EXPERTS

   The consolidated financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the period indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the said firm as experts in given said report.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the shares of common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

  .  Our Annual Report on Form 10-K for the fiscal year ended September 30,
     1999;

  . Our Quarterly Reports on Form 10-Q for the fiscal quarter ended December 31, 1999 and on Form 10-Q for the fiscal quarter ended March 31, 2000;

  . The description of our common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the Commission on February 4, 1994, as amended on March 7, 1994.

  . Our Proxy Statement filed in connection with a special meeting of stockholders to be held on July 17, 2000.

   In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed incorporated by reference into this prospectus.

   If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct any request for such copies to GaSonics International Corporation, Chief Financial Officer, 2730 Junction Avenue, San Jose, California 95134, (408) 570-7000.

   You should rely only on the information contained in this prospectus and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                          GASONICS INTERNATIONAL CORP

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants................................. F-2
Consolidated Balance Sheets as of September 30, 1999 and September 30,
 1998.................................................................... F-3
Consolidated Statements of Operations for the years ended September 30,
 1999, 1998 and 1997..................................................... F-4
Consolidated Statements of Stockholders' Equity for the years ended
 September 30, 1999, 1998 and 1997....................................... F-5
Consolidated Statements of Cash Flows for the years ended September 30,
 1999, 1998 and 1997..................................................... F-6
Notes to the Consolidated Financial Statements........................... F-7
Condensed Consolidated Balance Sheets as of December 31, 1999 and
 September 30, 1999...................................................... F-19
Condensed Consolidated Statements of Operations for the Three Months
 Ended December 31, 1999 and 1998........................................ F-20
Condensed Consolidated Statements of Cash Flows for the Three Months
 Ended December 31, 1999 and 1998........................................ F-21
Notes to Condensed Consolidated Financial Statements (unaudited)......... F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To GaSonics International Corporation:

   We have audited the accompanying consolidated balance sheets of GaSonics International Corporation (a Delaware corporation) and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GaSonics International Corporation and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

San Jose, California
October 27, 1999

                       GASONICS INTERNATIONAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                                  September 30,
                                                                ------------------
                                                                  1999      1998
                                                                --------  --------
                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................... $ 16,858  $ 14,698
  Marketable securities........................................   10,899    17,640
  Trade accounts receivable, net of allowance for doubtful
   accounts of $654 in 1999 and $840 in 1998...................   18,986    15,026
  Inventories..................................................   16,523    20,822
  Net deferred tax asset.......................................    5,697     5,697
  Prepaid expenses and other current assets....................    3,197     7,437
                                                                --------  --------
    Total current assets.......................................   72,160    81,320
                                                                --------  --------
PROPERTY AND EQUIPMENT:
  Furniture and fixtures.......................................      426       786
  Machinery and equipment......................................   21,160    20,099
  Leasehold improvements.......................................    4,076     4,023
                                                                --------  --------
                                                                  25,662    24,908
  Less--accumulated depreciation and amortization..............  (14,396)  (10,098)
                                                                --------  --------
NET PROPERTY AND EQUIPMENT.....................................   11,266    14,810
                                                                --------  --------
DEPOSITS AND OTHER ASSETS......................................      782     1,086
                                                                --------  --------
TOTAL ASSETS................................................... $ 84,208  $ 97,216
                                                                ========  ========

             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Borrowings under credit facility............................. $  2,832  $  2,116
  Accounts payable.............................................    5,691     4,008
  Income taxes payable.........................................    4,616     4,038
  Other accrued liabilities....................................    9,446    11,423
                                                                --------  --------
    Total current liabilities..................................   22,585    21,585
                                                                --------  --------
LONG-TERM LIABILITIES:
  Deferred rent................................................       --       223
COMMITMENTS (NOTE 12)
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par value: Authorized shares--
   2,000,000...................................................       --        --
  Common stock, $0.001 par value: Authorized shares--
   20,000,000..................................................       --        --
  Outstanding shares--14,382,629 and 14,169,227................       14        14
  Additional paid-in capital...................................   40,623    37,661
  Treasury stock...............................................   (2,639)       --
  Subscription receivable......................................      (26)       --
  Retained earnings............................................   23,651    37,733
                                                                --------  --------
    Total stockholders' equity.................................   61,623    75,408
                                                                --------  --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................... $ 84,208  $ 97,216
                                                                ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       GASONICS INTERNATIONAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                 Years ended September 30,
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
NET SALES....................................... $ 64,279  $100,430  $121,256
COST OF SALES...................................   39,894    59,126    67,292
                                                 --------  --------  --------
GROSS MARGIN....................................   24,385    41,304    53,964
                                                 --------  --------  --------
OPERATING EXPENSES:
  Costs associated with reduction in force (Note
   5)...........................................      407     1,681        --
  Provision for uncollectible account (Note 2)..       --        --     4,517
  Research and development......................   17,696    20,493    17,410
  Selling, general and administrative...........   21,639    28,727    29,257
                                                 --------  --------  --------
Total operating expenses........................   39,742    50,901    51,184
                                                 --------  --------  --------
OPERATING INCOME (LOSS).........................  (15,357)   (9,597)    2,780
OTHER INCOME (EXPENSE):
  Interest expense..............................      (42)      (26)      (91)
  Interest and other income, net................    1,317     1,096       722
  Gain on sale of investment....................       --        --     1,215
                                                 --------  --------  --------
INCOME (LOSS) BEFORE PROVISION (BENEFIT)
 FOR INCOME TAXES...............................  (14,082)   (8,527)    4,626
PROVISION (BENEFIT) FOR INCOME TAXES............       --    (2,814)    1,619
                                                 --------  --------  --------
NET INCOME (LOSS)............................... $(14,082) $ (5,713) $  3,007
                                                 ========  ========  ========
Net income (loss) per share--Basic.............. $  (0.98) $  (0.41) $   0.22
                                                 ========  ========  ========
Net income (loss) per share--Diluted............ $  (0.98) $  (0.41) $   0.21
                                                 ========  ========  ========
Weighted average common shares--Basic...........   14,316    14,039    13,635
                                                 ========  ========  ========
Weighted average common and common equivalent
 shares--Diluted................................   14,316    14,039    14,209
                                                 ========  ========  ========



  The accompanying notes are an integral part of these consolidated financial statements.

                      GASONICS INTERNATIONAL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (In thousands, except per share data)

                                                                    Unrealized     Note
                           Common Stock     Additional                Gain on   Receivable                Total
                         ------------------  Paid-in   Subscription Marketable     From     Retained  Stockholders'
                           Shares    Amount  Capital   Receivable   Securities  Stockholder Earnings     Equity
                         ----------  ------ ---------- ------------ ----------- ----------- --------- -------------
BALANCE, SEPTEMBER 30,
1996.................... 13,472,276   $13    $31,400      $  --        $902        $(65)     $40,439     $72,689
 Issuance of common
 stock under employee
 stock purchase plan....    138,325    --      1,348         --          --          --           --       1,348
 Issuance of common
 stock under stock
 option plan............    305,500     1      3,085       (100)         --          --           --       2,986
 Forgiveness of note
 receivable from
 stockholder............         --    --         --         --          --          65           --          65
 Change in unrealized
 gain on marketable
 securities.............         --    --         --         --        (902)         --           --        (902)
 Net income.............         --    --         --         --          --          --        3,007       3,007
                         ----------   ---    -------      -----        ----        ----      -------     -------
BALANCE, SEPTEMBER 30,
1997.................... 13,916,101    14     35,833       (100)         --          --       43,446      79,193
 Issuance of common
 stock under employee
 stock purchase plan....    189,177    --      1,198         --          --          --           --       1,198
 Issuance of common
 stock under stock
 option plan............     63,949    --        630        100          --          --           --         730
 Net loss...............         --    --         --         --          --          --       (5,713)     (5,713)
                         ----------   ---    -------      -----        ----        ----      -------     -------
BALANCE, SEPTEMBER 30,
1998.................... 14,169,227    14     37,661         --          --          --       37,733      75,408
 Issuance of common
 stock under employee
 stock purchase plan....    171,753    --      1,131         --          --          --           --       1,131
 Issuance of common
 stock under stock
 option plan............    241,649    --      1,831        (26)         --          --           --       1,805
 Stock repurchase.......   (200,000)   --     (2,639)        --          --          --           --      (2,639)
 Net loss...............               --         --         --          --          --      (14,082)    (14,082)
                         ----------   ---    -------      -----        ----        ----      -------     -------
BALANCE, SEPTEMBER 30,
1999.................... 14,382,629   $14    $37,984       $(26)       $ --        $ --      $23,651     $61,623
                         ==========   ===    =======      =====        ====        ====      =======     =======


   The accompanying notes are an integral part of these consolidated financial statements.

                       GASONICS INTERNATIONAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                  Years ended September 30,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).............................. $(14,082) $ (5,713) $  3,007
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Depreciation and amortization................    4,993     3,970     2,773
    Provision for doubtful accounts..............      180       120     4,637
    Forgiveness of note receivable from
     stockholder.................................       --        --        65
    Write-off of fixed assets....................       62       173        --
    Changes in assets and liabilities:
    Accounts receivable..........................   (4,140)   13,168   (12,564)
    Inventories..................................    4,299     6,254     2,387
    Prepaid expenses and other current assets....    4,240    (5,650)     (830)
    Deposits and other assets....................      304       596       554
    Accounts payable.............................    1,683    (2,804)     (505)
    Income taxes payable.........................      578       984     1,954
    Accrued liabilities..........................   (1,977)   (1,464)      570
    Deferred rent................................     (223)     (178)     (151)
                                                  --------  --------  --------
    Net cash provided by (used for) operating
     activities..................................   (4,083)    9,456     1,897
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities.............  (79,370)  (67,114)  (25,636)
  Proceeds from sales of marketable securities...   86,111    61,051    27,292
  Purchases of property and equipment............   (1,511)   (4,011)   (5,935)
                                                  --------  --------  --------
    Net cash provided by (used for) investing
     activities..................................    5,230   (10,074)   (4,279)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments of note payable to bank...............       --        --    (2,455)
  Proceeds from borrowings under credit
   facility......................................      716        80     2,036
  Repurchases of common stock....................   (2,639)       --        --
  Proceeds from issuance of common stock.........    2,936     1,929     4,334
                                                  --------  --------  --------
    Net cash provided by financing activities....    1,013     2,009     3,915
                                                  --------  --------  --------
    Net increase in cash and cash equivalents....    2,160     1,391     1,533
CASH AND CASH EQUIVALENTS AT BEGINNING OF
 PERIOD..........................................   14,698    13,307    11,774
                                                  --------  --------  --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD....... $ 16,858  $ 14,698  $ 13,307
                                                  ========  ========  ========

    The accompanying notes are an integral part of these consolidated financial statements.

                       GASONICS INTERNATIONAL CORPORATION

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

1. ORGANIZATION AND OPERATIONS OF THE COMPANY:

   GaSonics International Corporation (the "Company") is a leading global supplier of products and services used in the fabrication of advanced integrated circuits ("semiconductors" or "ICs") and flat panel displays ("FPDs"). The Company markets its products in the Asia/Pacific region, Europe and the United States primarily to large semiconductor and liquid crystal manufacturing concerns. The Company is subject to a number of risks including, but not limited to, volatility in the semiconductor markets and the related demand for semiconductor equipment and the risk of inventory obsolescence resulting from new product developments by competitors. See "Additional Risk Factors."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and branches after elimination of intercompany accounts and transactions.

Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fiscal Year

   The Company maintains a 52/53 week fiscal year cycle ending on the Saturday closest to September 30. Fiscal 1999, fiscal 1998 and fiscal 1997 contain 52 weeks. For external reporting purposes, the Company indicates its fiscal period as ending on September 30.

Cash and Cash Equivalents

   For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

   Cash paid for interest, including amounts paid under capital lease obligations, and domestic and foreign income taxes were as follows (in thousands):

                                                      Years ended September 30,
                                                      --------------------------
                                                        1999     1998     1997
                                                      -------- -------- --------
   Interest.......................................... $    140 $     25 $     94
   Income taxes...................................... $    590 $    224 $    625

   The Company had one significant non-cash transaction for the year ended September 30, 1997 related to the Submicron Technologies PLC (see Concentration of Credit Risk below) write-off of their uncollectible account. Non-cash activity included a before tax bad debt expense of $4.5 million.

                       GASONICS INTERNATIONAL CORPORATION

Investments in Marketable Securities

   Pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments are classified as available-for-sale and are stated at fair value. Material unrealized gains and losses are recorded as a separate component of stockholders' equity, net of tax. The Company's investments in debt securities mature at various dates through July 2000.

   The fair value of available-for-sale securities was determined based on quoted market prices at the reporting date for the instruments.

   The components of available-for-sale securities by major security type as of September 30, 1999 and 1998 are as follows (in thousands):

                                                                        Gross
                                                            Aggregate Unrealized
                                                  Amortized   Fair     Holding
                                                   Gross     Value      Gains
                                                  --------- --------- ----------
   Fiscal 1999
   Debt securities issued by the United States
    Government and agencies of the United States
    Government..................................   $23,001   $23,001     $--

   Fiscal 1998
   Debt securities issued by states of the
    United States and political subdivisions of
    the states..................................   $25,774   $25,774     $--

   Proceeds from sales of available-for-sale securities were approximately $86.1 million, $61.1 million and $27.3 million in fiscal 1999, 1998 and 1997, respectively. Gross realized gains on those sales were approximately $27,500, $8,000 and $3,000 in fiscal 1999, 1998 and 1997, respectively. The Company used specific identification as the cost basis in computing realized gains.

Revenue Recognition and Product Warranty

   Revenues from the Company's products are generally recognized upon shipment. The Company provides for the estimated costs of installation and warranty at the time revenue is recognized. Maintenance and service revenues account for approximately 15% of net sales and are recognized as the related work is performed.

Major Customers

   One customer accounted for approximately 23%, 20% and 10% of net sales for each of fiscal years 1999, 1998 and 1997, respectively. Two other customers each accounted for approximately 11% of net sales in fiscal 1997. There was one other customer in fiscal 1998 that accounted for approximately 11% of net sales.

Software Development Costs

   SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain computer software development costs incurred after technological feasibility is established. Amounts qualifying for capitalization under the statement are immaterial and have not been capitalized to date.

Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing costs. Inventory is valued at currently adjusted standards which approximate actual costs on a first-in, first-out basis.

                       GASONICS INTERNATIONAL CORPORATION

   The Company provides inventory reserves for excess, obsolete, damaged or lost inventory. The process of estimating required inventory reserves is judgmental and is based on a number of factors which require input and discussion among various members of management. Such factors include changes in customer demand, changes in technology and other economic factors.

   Inventories consisted of the following (in thousands):

                                                                  September 30,
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
   Raw materials................................................ $ 7,784 $12,547
   Work-in-process..............................................   5,409   2,254
   Finished goods...............................................   3,330   6,021
                                                                 ------- -------
                                                                 $16,523 $20,822
                                                                 ======= =======

Property and Equipment

   Property and equipment are stated at cost and are generally depreciated over the estimated useful lives of the assets (four to ten years) using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful lives of the assets or the remaining lease term. Assets acquired under capital leases are recorded at the present value of the related lease obligations and amortized on a straight-line basis over the related lease term.

Other Accrued Liabilities

   Other accrued liabilities included the following (in thousands):

                                                                  September 30,
                                                                  --------------
                                                                   1999   1998
                                                                  ------ -------
   Warranty...................................................... $2,252 $ 3,213
   Sales commissions.............................................  1,056     805
   Employee compensation.........................................  3,538   3,744
   Other.........................................................  2,600   3,661
                                                                  ------ -------
                                                                  $9,446 $11,423
                                                                  ====== =======

Net Income (Loss) Per Share

   Net income (loss) per share data has been computed using the weighted average number of shares of common stock outstanding for the Basic net income
(loss) per share calculation, and using the weighted average number of shares of common stock and common stock equivalent shares calculated under the treasury stock method for the Diluted net income (loss) per share calculation.

Foreign Currency Translation

   The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, foreign translation and exchange gains and losses, which have not been material, are reflected in the accompanying consolidated statements of operations.

                       GASONICS INTERNATIONAL CORPORATION

Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution evaluated as highly creditworthy. Concentration of credit risk with respect to trade receivables exists because the Company's revenues are derived primarily from the sale of photoresist removal equipment to companies in the semiconductor industry. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

   A write-off of accounts receivable was recorded in the third quarter of fiscal 1997 for the uncollectible account receivable due from SubMicron Technologies PLC in Thailand. The Company recorded a $4.5 million pre-tax charge to cover the unpaid balance on accounts receivable, less the value of the recovered equipment, which the Company resold during fiscal 1998.

Reclassifications

   Certain prior year amounts have been reclassified to conform to the current year presentation.

Effect of Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities. It establishes accounting and reporting standards for derivative instruments including standalone instruments, such as forward currency exchange contracts and interest rate swaps or embedded derivatives and requires that these instruments be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or stockholders' equity, depending on the nature of the transaction. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The effect of SFAS No. 133 is not expected to be material to the Company's financial statements.

                       GASONICS INTERNATIONAL CORPORATION

3. GEOGRAPHIC AREA DATA:

   The Company's operations by geographical area for the three years ended September 30, 1999 were as follows (in thousands):

                            United            Other
                           States    Japan   Foreign  Eliminations  Consolidated
                           --------  ------  -------- ------------- ------------
1999
Net sales:
  Domestic................ $ 34,727  $4,692  $ 3,794    $     --      $ 43,213
  Exports Europe..........    5,004      --       --          --         5,004
  Exports Asia/Pacific....   16,357      --       --          --        16,357
  Exports Japan...........     (295)     --       --          --          (295)
  Intercompany............    3,805   1,767    6,726     (12,298)           --
                           --------  ------  -------    --------      --------
Total revenues............ $ 59,598  $6,459  $10,520    $(12,298)     $ 64,279
                           --------  ------  -------    --------      --------
Operating income (loss)... $(15,060) $ (149) $   143    $   (291)     $(15,357)
Identifiable assets....... $ 76,006  $6,492  $ 3,432    $ (1,722)     $ 84,208
                           ========  ======  =======    ========      ========
1998
Net sales:
  Domestic................ $ 55,294  $3,753  $ 3,596    $     --      $ 62,643
  Exports Europe..........   21,360      --       --          --        21,360
  Exports Asia/Pacific....   15,121   1,111       --          --        16,232
  Exports Japan...........      195      --       --          --           195
  Intercompany............    2,303   1,675    7,649     (11,627)           --
                           --------  ------  -------    --------      --------
Total revenues............ $ 94,273  $6,539  $11,245    $(11,627)     $100,430
                           --------  ------  -------    --------      --------
Operating income (loss)... $(10,728) $  378  $   755    $     (2)     $ (9,597)
Identifiable assets....... $ 88,100  $7,541  $ 3,007    $ (1,432)     $ 97,216
                           ========  ======  =======    ========      ========
1997
Net sales:
  Domestic................ $ 54,899  $7,829  $ 3,280    $     --      $ 66,008
  Exports Europe..........   16,998      --       --          --        16,998
  Exports Asia/Pacific....   35,557      --       --          --        35,557
  Exports Japan...........    2,693      --       --          --         2,693
  Intercompany............    1,916   1,155    7,046     (10,117)           --
                           --------  ------  -------    --------      --------
Total revenues............ $112,063  $8,984  $10,326    $(10,117)     $121,256
                           --------  ------  -------    --------      --------
Operating income.......... $     67  $1,729  $   967    $     17      $  2,780
Identifiable assets....... $ 95,003  $8,273  $ 2,302    $ (1,196)     $104,382
                           ========  ======  =======    ========      ========

   The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the Company's various operations. Accordingly, the revenue, operating income (loss) and identifiable assets shown for each geographic area may not be indicative of the amounts that would have been reported if the operating units were independent of one another.

   Intercompany sales between areas are accounted for based on established intercompany sales prices.

   Operating income (loss) is revenue less related costs and direct and allocated operating expenses, excluding interest and, for all areas except the United States, the unallocated portion of corporate expenses. United States operating income is net of corporate engineering and development and administrative expenses.

                       GASONICS INTERNATIONAL CORPORATION

   Corporate assets include assets maintained for general purposes, principally cash equivalents and marketable securities.

4. SEGMENT REPORTING

   In 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position, but did affect the disclosure of segment information. The Company is organized on the basis of products and services. All of the Company's business units have been aggregated into one operating segment. The Company's service business is a separate operating segment; however, this segment does not meet the quantitative thresholds as prescribed in SFAS No. 131. As a result, in the opinion of management, no additional operating segment information is required to be disclosed.

5. CHARGES TAKEN DURING THE FISCAL YEAR

   The twelve month period ended September 30, 1998 included pre-tax charges of approximately $1.7 million, related to costs of reductions in force completed in June 1998 and September 1998 and costs of facility consolidations. As of September 30, 1999, $1.5 million of the $1.7 million has been paid and $175,000 remains on the Company's books as an accrual. Also included in the twelve month period ended September 30, 1998 are pre-tax charges of approximately $4.0 million, related primarily to reserves for potential excess inventory and accelerated write-downs of certain demonstration equipment. The twelve month period ended September 30, 1999 included pre-tax charges of approximately $407,000, related to costs of a reduction in force completed in December 1998. As of September 30, 1999, $384,000 of the $407,000 has been paid and $23,000 remains on the Company's books as an accrual.

6. COMPREHENSIVE INCOME

   Effective December 31, 1998 the Company adopted SFAS No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. For the twelve months ended September 30, 1999 and 1998, there were no material items of comprehensive income (loss), thus comprehensive income for these periods did not differ materially from net income as reported in the accompanying financial statements.

7. RECONCILIATION OF EARNINGS AND SHARE AMOUNTS USED IN EARNINGS PER SHARE CALCULATION

   Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Basic earnings (loss) per common share were computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during this period. Diluted earnings (loss) per common share for the twelve months ended September 30, 1999, 1998 and 1997, were calculated using the treasury stock method to compute the weighted average common stock outstanding. As a result, the Company's reported earnings per share for fiscal year 1997 was restated. There has been no impact on reported earnings per share data when compared to basic and diluted earnings per share calculated under the provisions of SFAS No. 128 for the twelve month period ended September 30, 1997.

                       GASONICS INTERNATIONAL CORPORATION

                                                                         Per Share
For the twelve months ended September 30, 1999      Loss        Shares    Amount
----------------------------------------------  ------------  ---------- ---------
Net loss....................................    $(14,082,000)
Basic and diluted loss per share
Loss to common stockholders.................    $(14,082,000) 14,316,000  $(0.98)

                                                                         Per Share
For the twelve months ended September 30, 1998      Loss        Shares    Amount
----------------------------------------------  ------------  ---------- ---------
Net loss....................................    $ (5,713,000)
Basic and diluted loss per share
Loss to common stockholders.................    $ (5,713,000) 14,039,000  $(0.41)

                                                                         Per Share
For the twelve months ended September 30, 1997      Loss        Shares    Amount
----------------------------------------------  ------------  ---------- ---------
Net income..................................    $  3,007,000
Basic income per share
Income available to common stockholders.....    $  3,007,000  13,635,000  $ 0.22
Effect of dilutive securities:
Options issued to purchase common stock.....                     574,000
Dilutive income per share
Income available to common stockholders.....    $  3,007,000  14,209,000  $ 0.21

8. LINE OF CREDIT AGREEMENT AND CREDIT FACILITY:

   The Company has an unsecured $20,000,000 revolving line of credit agreement (the "Agreement") with Union Bank of California which expires on March 31, 2000. There were no borrowings outstanding under the Agreement as of September 30, 1999. Under the line of credit, all borrowings bear interest at the bank's LIBOR rate plus 1.25% per annum. The line of credit agreement contains certain covenants, including covenants relating to financial ratios, profitability and tangible net worth which must be maintained by the Company. In June 1999 Union Bank of California renewed the Loan Agreement to provide a profitability covenant that the Company may not incur losses in two consecutive quarters after December 31, 1999. The Company was in compliance with the financial covenants of the Agreement as of September 30, 1999.

   Under the Agreement, the Company has a provision for standby letters of credit not to exceed $500,000. As of September 30, 1999, there were letters of credit outstanding in the amount of $69,163. Available borrowing under the credit line is reduced by any amounts outstanding under the letter of credit provision.

   The Company's wholly-owned subsidiary in Japan, GaSonics International Japan, K.K. entered into an agreement with the Bank of Tokyo-Mitsubishi to secure a credit facility to provide operating capital to fund operations. The credit facility provides for borrowings up to a maximum of 300 million Japanese yen (equivalent to approximately $2.9 million in U.S. dollars as of September 30, 1999), and is secured by a Letter of Guarantee issued by the Company. The outstanding balance bears interest at 1.375% per annum and is due and payable on demand. This credit facility expires on March 31, 2000. At September 30, 1999, borrowings under this credit facility agreement were 297 million Japanese yen, which is equivalent to approximately $2.8 million U.S. dollars as of that date. The Company intends to enter into a new agreement or extend the term of the existing credit facility prior to the due date; however, there can be assurance that such financing will be available when required or, will be on reasonable terms.

                       GASONICS INTERNATIONAL CORPORATION

9. INCOME TAXES:

   The Company accounts for income taxes using an asset and liability approach.

   The provision (benefit) for income taxes consisted of the following (in thousands):

                                                  Years ended September 30,
                                                  -----------------------------
                                                   1999     1998        1997
                                                  ------------------  ---------
   Current
     Federal..................................... $   --  $   (2,773) $   1,509
     State.......................................     --         130        223
                                                  ------
       Total current.............................     --      (2,643)     1,732
                                                  ------  ----------  ---------
   Deferred
     Federal.....................................     --        (149)       (98)
     State.......................................     --         (22)       (15)
                                                  ------  ----------  ---------
       Total deferred............................     --        (171)      (113)
                                                  ------  ----------  ---------
   Provision (benefit) for income taxes.......... $   --  $   (2,814) $   1,619
                                                  ======  ==========  =========

   The provision (benefit) for income taxes differs from the amount computed by applying the statutory Federal income tax rate, as follows:

                                                  Years ended September 30,
                                                  ------------------------------
                                                    1999       1998      1997
                                                  --------   --------   --------
   Statutory Federal tax rate....................    (35.0)%    (35.0)%    35.0%
   State income taxes, net.......................     (3.8)        --       3.6
   Foreign operations............................      4.2        3.2       1.7
   Research and development credit...............     (1.0)      (3.0)     (5.5)
   Tax exempt income.............................     (1.3)      (3.1)     (4.6)
   Valuation allowance...........................     44.1         --        --
   Other.........................................     (7.2)       4.9       4.8
                                                  --------   --------   -------
     Provision (benefit) for income taxes........     (0.0)%    (33.0)%    35.0%
                                                  ========   ========   =======

   The major components of the net deferred tax asset are as follows (in thousands):

                                                                 September 30,
                                                                 --------------
                                                                  1999    1998
                                                                 ------  ------
   Inventory reserves........................................... $4,605  $3,268
   Accrued warranty.............................................    859   1,237
   Deferred rent................................................     17      87
   Accrued vacation.............................................    299     274
   Net operating loss carryforwards.............................  3,153      --
   Valuation allowance for deferred assets...................... (6,215)     --
   State tax carryovers.........................................  1,186     512
   Other temporary differences..................................  1,793   1,189
                                                                 ------  ------
   Deferred tax asset...........................................  5,697   6,567
   Deferred tax liabilities.....................................     --    (870)
                                                                 ------  ------
     Total net deferred tax asset............................... $5,697  $5,697
                                                                 ======  ======

                       GASONICS INTERNATIONAL CORPORATION

10. INVESTMENT IN IPEC

   During fiscal 1990, the Company and Integrated Process Equipment Corporation
(IPEC) entered into an agreement in which the Company received 294,600 shares of IPEC Class A common stock in exchange for certain services and technology. In fiscal 1997, the Company sold 54,673 shares of IPEC common stock and realized an after tax gain of $790,000 which was reported in other income and (expense) in the accompanying Consolidated Statements of Operations. As of September 30, 1997, the Company held no shares of IPEC common stock.

11. STOCK REPURCHASE PROGRAM

   On December 16, 1998, the Company's Board of Directors authorized a stock repurchase program. Under this program 500,000 shares of its Common Stock may be repurchased by the Company in the open market, from time-to-time at market prices not to exceed $15.00 per share using available cash. As of September 30, 1999, the Company had repurchased 200,000 shares of common stock in the open market at an aggregate cost of approximately $2.6 million.

12. COMMITMENTS:

   The Company leases its facilities and certain machinery and equipment under operating lease agreements that expire at various dates through June 2005. Minimum commitments under the non-cancelable leases as of September 30, 1999 were as follows (in thousands):

   Fiscal Year
   -----------
   2000.................................................................. $2,764
   2001..................................................................  2,282
   2002..................................................................    675
   2003..................................................................     32
   2004..................................................................     32
   Thereafter............................................................     23
                                                                          ------
                                                                          $5,808
                                                                          ======

   Rent expense was approximately $2,235,000, $2,263,000 and $2,113,000 for the years ended September 30, 1999, 1998 and 1997, respectively.

   The Company's lease agreement for one of its facilities provides for the deferral of three months cash rental payments in fiscal 1990 and subsequent scheduled rent increases. Rent expense under this agreement is being recognized on a straight-line basis over the term of the lease. The difference between the amounts paid and the amounts expensed is classified as deferred rent in the accompanying Consolidated Balance Sheets.

   No new capital lease obligations were incurred in fiscal 1999 or 1998.

13. INCENTIVE STOCK OPTION PLAN AND STOCK PURCHASE PLAN:

   In November 1993, the Company's then President and Chief Executive Officer (the "President") exercised options to purchase an aggregate of 566,665 shares of common stock at $0.60 per share, with a 5% interest bearing promissory note payable to the Company in the amount of $340,000. In January 1994, the Board of Directors authorized a special bonus program for the President, pursuant to which $100,000 of the principal of the promissory note would be forgiven upon his completion of each calendar year of service to the Company from January 1, 1994 through January 1, 1997. Accordingly, the promissory note has been amortized to compensation expense in the amounts of $65,000 for fiscal 1997 and $100,000 in fiscal years 1996 and 1995, respectively. The promissory note was fully amortized at September 30, 1997.

                       GASONICS INTERNATIONAL CORPORATION

1994 Stock Option/Stock Issuance Plan

   In fiscal 1994, the Board adopted, and the stockholders subsequently approved, the 1994 Stock Option/Stock Issuance Plan (the "1994 Stock Option Plan") and authorized a total of 1,450,000 shares for issuance under the Plan. The 1994 Stock Option Plan replaced the Company's 1985 Stock Option Plan and the Company's 1988 Stock Option Plan which have both been terminated. During fiscal years 1998 and 1997, the Company's Board of Directors authorized, and the stockholders subsequently approved, an additional 400,000 and 500,000 shares, respectively, for issuance under the Plan. During fiscal 1999, there were no new shares authorized.

   The 1994 Stock Option Plan is divided into three separate components: i) the Discretionary Option Grant Program under which key employees (including officers and directors) and consultants may, at the discretion of the Plan Administrator, be granted options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of such shares on the grant date, ii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to the nonemployee Board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of the option shares on the grant date, and iii) the Stock Issuance Program under which key employees (including officers and directors) and consultants may be issued shares of common stock directly, either through the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services or the Company's attainment of financial objectives. In no event may the aggregate number of shares of common stock for which any individual participating in the 1994 Plan may be granted stock options and direct stock issuances exceed 825,000 shares over the term of the Plan. Options granted under the Discretionary and Automatic Option Grant Programs have a maximum term of ten years and generally vest over periods of one to five years from the date of grant, at the discretion of the Plan Administrator. There were no stock issuances under the 1994 Stock Option Plan in fiscal years 1999, 1998 and 1997.

   In August 1996, holders of the Company's options were given the opportunity to exchange previously granted stock options for new common stock options. Option holders, excluding non-employee directors of the Company, who held an outstanding stock option with an exercise price in excess of $7.25 per share were granted a new option with an exercise price of $7.25 per share, the market price of the common stock on that date, in exchange for his or her higher-priced option. Each optionee was given the choice of accepting the new option with a new four year vesting schedule and having the higher-priced option canceled or rejecting the new option and retaining the higher-priced option with its original vesting schedule. Under the terms of the new options, one-quarter of the shares vest one year from the date of grant and the remaining shares vest in 36 monthly installments. Options to purchase 416,725 shares were so exchanged.

   In November 1998, holders of the Company's options were given the opportunity to exchange previously granted stock options for new common stock options. Option holders, excluding non-employee directors of the Company, who held an outstanding stock option with an exercise price in excess of $5.625 per share were granted a new option with an exercise price of $5.625 per share, the market price of the common stock on that date, in exchange for his or her higher-priced option. Each optionee was given the choice of accepting the new option with a new four year vesting schedule and having the higher-priced option canceled or rejecting the new option and retaining the higher-priced option with its original vesting schedule. Under the terms of the new options, one-quarter of the shares vest one year from the date of grant and the remaining shares vest in 36 monthly installments. Options to purchase 960,131 shares were so exchanged.

                       GASONICS INTERNATIONAL CORPORATION

   Option and stock issuance activity under the 1994 Stock Option Plan was as follows:

                                                                        Weighted
                                                  Shares                Average
                                                Available   Number of   Exercise
                                                For Grant     Shares     Price
                                                ----------  ----------  --------
   Balance at September 30, 1996...............    604,238   1,507,270   $8.37
     Additional options authorized.............    500,000          --      --
     Granted...................................   (653,850)    653,850    9.82
     Exercised.................................         --    (305,500)   8.04
     Canceled..................................    349,559    (349,559)  10.83
                                                ----------  ----------
   Balance at September 30, 1997...............    799,947   1,506,061    8.50
     Additional options authorized.............    400,000          --      --
     Granted...................................   (872,150)    872,150    9.27
     Exercised.................................         --     (63,949)   7.83
     Canceled..................................    221,973    (221,973)   9.04
                                                ----------  ----------
   Balance at September 30, 1998...............    549,770   2,092,289    9.08
     Granted................................... (1,398,731)  1,398,731    7.86
     Exercised.................................         --    (241,649)   7.60
     Canceled..................................  1,278,341  (1,278,341)   9.83
                                                ----------  ----------
   Balance at September 30, 1999...............    429,380   1,971,030   $7.91
                                                ==========  ==========

   The following table summarizes the options outstanding under the 1994 Stock Option Plan as of September 30, 1999:

                      Options Outstanding                         Exercisable Options
   ------------------------------------------------------------------------------------
                                      Weighted
                          Number       Average                      Number     Weighted
                       Outstanding    Remaining     Weighted     Exercisable   Average
       Range of           As of      Contractual    Average         As of      Exercise
   Exercise Prices    Sept. 30, 1999    Life     Exercise Price Sept. 30, 1999  Price
   ----------------   -------------- ----------- -------------- -------------- --------
   $ 3.59-$ 5.62          875,681       9.11         $ 5.57          6,375      $ 3.73
   $ 6.88-$ 7.20          168,819       6.88         $ 7.17         98,126        7.20
   $ 7.25-$ 7.25          284,222       6.86         $ 7.25        208,918        7.25
   $ 7.88-$ 8.88          202,433       7.14         $ 8.41        120,499        8.52
   $ 9.17-$12.12          277,500       9.30         $11.87         25,739        9.59
   $12.75-$16.00          162,375       9.42         $14.90         11,708       13.23
                        ---------                                  -------
   $ 3.59-$16.00        1,971,030       8.44         $ 7.91        471,365      $ 7.81
                        =========                                  =======

1994 Employee Stock Purchase Plan

   The Company's 1994 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on January 27, 1994 and approved by the stockholders in March 1994. The Purchase Plan is designed to allow eligible employees of the Company to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions under the Purchase Plan. The Company had initially reserved 300,000 shares of Common Stock for issuance under the Purchase Plan. The Company's Board of Directors authorized, and the stockholders subsequently approved, an additional 400,000 shares of Common Stock under the Purchase Plan in each of fiscal years 1997 and 1996.

   Participants in the Purchase Plan may purchase shares at 85% of the lower of
i) the fair market value of the common stock on the participant's entry date into the offering period or ii) the fair market value on the semi-annual purchase date. The Purchase Plan will in all events terminate on December 31, 2003.

                       GASONICS INTERNATIONAL CORPORATION

   Of the 1,100,000 shares reserved for the 1994 Employee Stock Purchase Plan, 826,235 shares were purchased as of September 30, 1999.

Stock Based Compensation Expense

   In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company adopted SFAS No. 123 in fiscal 1997, and in accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option and stock purchase plans.

   The Company's stock plans, as described above, are accounted for under APB Opinion No. 25. Because the FASB Statement No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. Had compensation cost for these plans been determined consistent with Statement No. 123, the Company's consolidated net income and earnings per share would have been reduced to the following pro forma amounts:

   (In thousands, except per share data)                1999     1998     1997
   -------------------------------------              --------  -------  ------
   Net income (loss)--as reported.................... $(14,082) $(5,713) $3,007
   Net income (loss)--pro forma...................... $(17,424) $(7,682) $1,325
   Earnings (loss) per share--Basic--as reported..... $  (0.98) $ (0.41) $ 0.22
   Earnings (loss) per share--Diluted--as reported... $  (0.98) $ (0.41) $ 0.21
   Earnings (loss) per share--Basic--pro forma....... $  (1.22) $ (0.55) $ 0.10
   Earnings (loss) per share--Diluted--pro forma..... $  (1.22) $ (0.55) $ 0.09

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                    1999      1998      1997
                                                  --------- --------- ---------
   Dividend yield................................      0.0%      0.0%      0.0%
   Expected life of options from vest date....... 0.9 Years 0.9 Years 0.9 years
   Expected stock volatility.....................     83.5%     84.3%     84.8%
   Risk-free interest rates...................... 4.3%-5.9% 4.3%-6.0% 5.6%-6.8%

   The weighted average fair value of option grants using the Black-Scholes option pricing model was $4.48, $5.55 and $5.91 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

14. EMPLOYEE BENEFIT PLANS:

   The Company maintains a 401(k) benefit plan covering all employees meeting certain requirements. The plan includes a deferred compensation arrangement permitting elective contributions to be made by the participants. Company contributions are made at the discretion of the Board of Directors. Company contributions were approximately $437,000, $506,000 and $476,000 in fiscal 1999, 1998 and 1997, respectively.

                       GASONICS INTERNATIONAL CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                      December 31, September 30,
                                                          1999         1999
                                                      ------------ -------------
                                                      (unaudited)
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................   $ 8,756       $16,858
  Marketable securities..............................    18,700        10,899
  Trade accounts receivable, net.....................    21,344        18,986
  Inventories........................................    17,892        16,523
  Net deferred tax asset.............................     5,697         5,697
  Prepaid expenses and other current assets..........     3,322         3,197
                                                        -------       -------
    Total current assets.............................    75,711        72,160
PROPERTY AND EQUIPMENT, NET..........................    10,708        11,266
DEPOSITS AND OTHER ASSETS............................       660           782
                                                        -------       -------
TOTAL ASSETS.........................................   $87,079       $84,208
                                                        =======       =======
         LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Borrowings under credit facility...................   $ 2,713       $ 2,832
  Accounts payable...................................     6,277         5,691
  Income taxes payable...............................     4,121         4,616
  Accrued expenses...................................     9,885         9,446
                                                        -------       -------
    Total current liabilities........................    22,996        22,585
                                                        -------       -------
STOCKHOLDERS' EQUITY:
  Common stock and additional paid-in capital........    41,810        40,637
  Treasury stock (see Note 8)........................    (2,639)       (2,639)
  Subscription receivable............................       (27)          (26)
  Unrealized loss on investment......................       (50)           --
  Retained earnings..................................    24,989        23,651
                                                        -------       -------
    Total stockholders' equity.......................    64,083        61,623
                                                        -------       -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........   $87,079       $84,208
                                                        =======       =======

     See accompanying notes to condensed consolidated financial statements.

                       GASONICS INTERNATIONAL CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (unaudited)

                                                          Three Months Ended
                                                             December 31,
                                                          -------------------
                                                            1999      1998
                                                          --------- ---------
NET SALES................................................ $  25,603 $  10,022
COST OF SALES............................................    14,293     7,870
                                                          --------- ---------
  Gross margin...........................................    11,310     2,152
                                                          --------- ---------
OPERATING EXPENSES:
  Costs associated with reduction in force...............        --       407
  Research & development.................................     4,366     3,636
  Selling, general & administrative......................     5,915     5,303
                                                          --------- ---------
Total operating expenses.................................    10,281     9,346
                                                          --------- ---------
OPERATING INCOME (LOSS)..................................     1,029    (7,194)
OTHER INCOME AND EXPENSE, NET............................       309       315
                                                          --------- ---------
  Income (loss) before provision for income taxes........     1,338    (6,879)
  Provision for income taxes.............................        --        --
                                                          --------- ---------
NET INCOME (LOSS)........................................ $   1,338 $  (6,879)
                                                          ========= =========
NET INCOME (LOSS) PER SHARE--BASIC....................... $    0.09 $   (0.49)
                                                          ========= =========
NET INCOME (LOSS) PER SHARE--DILUTED..................... $    0.09 $   (0.49)
                                                          ========= =========
WEIGHTED AVERAGE COMMON SHARES--BASIC....................    14,659    14,172
                                                          ========= =========
WEIGHTED AVERAGE COMMON & COMMON EQUIVALENT SHARES--
 DILUTED.................................................    15,258    14,172
                                                          ========= =========


     See accompanying notes to condensed consolidated financial statements.

                       GASONICS INTERNATIONAL CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                          Three Months Ended
                                                             December 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net cash used for operating activities................. $    (709) $  (3,383)
                                                          ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property & equipment......................      (595)      (290)
  Increase in marketable securities......................    (7,850)      (578)
                                                          ---------  ---------
    Net cash used for investing activities...............    (8,445)      (868)
                                                          ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in borrowings under credit
   facility..............................................      (119)       234
  Proceeds from issuance of common stock.................     1,171        673
                                                          ---------  ---------
    Net cash provided by financing activities............     1,052        907
                                                          ---------  ---------
Net decrease in cash and cash equivalents................    (8,102)    (3,344)
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD...........    16,858     14,698
                                                          ---------  ---------
CASH & CASH EQUIVALENTS AT END OF PERIOD................. $   8,756  $  11,354
                                                          =========  =========


     See accompanying notes to condensed consolidated financial statements.

                       GASONICS INTERNATIONAL CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The accompanying condensed consolidated financial statements have been prepared by the Company without audit and reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and the results of operations of the Company for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles. The results of operations for the three months ended December 31, 1999 are not necessarily indicative of the operating results to be expected for the full fiscal year. Such financial statements should be read in conjunction with the information contained in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999.

2. INVENTORIES

   Inventories consist of the following (in thousands):

                                                      December 31, September 30,
                                                          1999         1999
                                                      ------------ -------------
                                                      (unaudited)
   Raw Materials.....................................   $ 7,780       $ 7,784
   Work in Process...................................     6,179         5,409
   Finished Goods....................................     3,933         3,330
                                                        -------       -------
                                                        $17,892       $16,523
                                                        =======       =======

3. RECONCILIATION OF EARNINGS AND SHARE AMOUNTS USED IN EPS CALCULATION

   Net income (loss) per share data has been computed using the weighted average number of shares of common stock and dilutive common equivalent shares from stock options (using the treasury stock method).

   Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Basic earnings per common share for the three months ended December 31, 1999 and 1998 were computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share for the three months ended December 31, 1999 and 1998, were calculated using the treasury stock method to compute the weighted average common stock outstanding (in thousands, except per share data).

                                                                      Per Share
For the three months ended Dec. 31, 1999              Income   Shares  Amount
----------------------------------------              -------  ------ ---------
Net income........................................... $ 1,338
Basic earnings per share
Income available to common stockholders.............. $ 1,338  14,659  $ 0.09
Effect of dilutive securities:
Options issued to purchase common stock..............             599
Diluted earnings per share
Income available to common stockholders.............. $ 1,338  15,258  $ 0.09

                                                                      Per Share
For the three months ended Dec. 31, 1998              Income   Shares  Amount
-----------------------------------------             -------  ------ ---------
Net loss............................................. $(6,879)
Basic and diluted loss per share
Loss to common stockholders.......................... $(6,879) 14,172  $(0.49)

                       GASONICS INTERNATIONAL CORPORATION

4. RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments including standalone instruments, such as forward currency exchange contracts and interest rate swaps or embedded derivatives and requires that these instruments be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or stockholders' equity, depending on the nature of the transaction. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The effect of SFAS No. 133 is not expected to be material to the Company's financial statements.

5. SEGMENT REPORTING

   In 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position, but did affect the disclosure of segment information. The Company is organized on the basis of products and services. All of the Company's business units have been aggregated into one operating segment. The Company's service business is a separate operating segment: however, this segment does not meet the quantitative thresholdsprescribed in SFAS No. 131. As a result, in the opinion of management, no additional operating segment information is required to be disclosed.

6. COMPREHENSIVE INCOME

   Effective December 31, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. For the three months ended December 31, 1999 and 1998, there were no material items of other comprehensive income (loss), thus comprehensive income for these periods did not differ materially from net income as reported in the accompanying financial statements.

7. CHARGES TAKEN DURING FISCAL YEAR 1999

   The three month period ended December 31, 1998 included pre-tax charges of approximately $407,000, related primarily to costs of a reduction in force completed in December 1998. As of December 31, 1999, these costs have been paid.

8. STOCK REPURCHASE PROGRAM

   On December 16, 1998, the Company's Board of Directors authorized a stock repurchase program. Under this program 500,000 shares of its Common Stock may be repurchased by the Company in the open market, from time-to-time at market prices not to exceed $15.00 per share using available cash. As of December 31, 1999, the Company had repurchased 200,000 shares of common stock in the open market at an aggregate cost of approximately $2.6 million.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,025,000 Shares

                  [LOGO OF GASONICS INTERNATIONAL CORPORATION]

                               ----------------

                                   Prospectus

                                  May 19, 2000

                               ----------------

                         Banc of America Securities LLC

                               CIBC World Markets

                               Robertson Stephens

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